                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             GLOBAL GOLD CORPORATION
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    37933T209
                                    ---------
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                             Firebird Management LLC
                        152 West 57th Street, 24th Floor
                               New York, NY 10019
                                 (212) 698-9260
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 4, 2004
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13(d)1-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Management LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,000,000 (1)
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,000,000 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person            6,000,000 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   39.3%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                              IA

(1) The majority owner of the Reporting Person is Harvey Sawikin. The Reporting
Person may be deemed the beneficial owner of 1,500,000 shares (or 9.8% of the outstanding shares of Common Stock of the issuer, which includes 750,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Republics Fund, Ltd. (the "Republics Fund"), which is the holder of such shares. As the investment adviser of the Republics Fund, the
Reporting Person has voting and investment control with respect to the shares.
The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Global Master Fund, Ltd., and Firebird Avrora Fund, Ltd.,
that hold respectively 3,000,000 shares (including 1,500,000 shares issuable upon the exercise of warrants) and 1,500,000 shares (including 750,000 shares issuable upon the exercise of warrants), as a result of common management of the investment advisers of each such fund.

                                       2

CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  FGS Advisors, LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,000,000 (1)
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,000,000 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person           6,000,000 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   39.3%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            IA

(1) The majority owner of the Reporting Person is Harvey Sawikin. The Reporting
Person may be deemed the beneficial owner of 3,000,000 shares (or 19.6% of the outstanding shares of Common Stock of the issuer, which includes 1,500,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the "Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master
Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Republics Fund, Ltd., and Firebird Avrora Fund,
Ltd., that hold respectively 1,500,000 (including 750,000 shares issuable upon the exercise of warrants) and 1,500,000 (including 750,000 shares issuable upon the exercise of warrants), as a result of common management of the investment advisers of each such fund.

                                       3

CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------

1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Avrora Advisors LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [ ]
                                            b.  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   6,000,000 (1)
Beneficially Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              6,000,000 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person        6,000,000 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   39.3% (1)
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            IA

(1) The majority owner of the Reporting Person is Harvey Sawikin. The Reporting
Person may be deemed the beneficial owner of 1,500,000 shares (or 9.8% of the outstanding shares of the Common Stock of the issuer, which includes 750,000 shares issuable upon the exercise of warrants) in its capacity as the investment adviser to Firebird Avrora Fund, Ltd. (the "Avrora Fund"), which is the holder of such shares. As the investment adviser of the Avrora Fund, the Reporting
Person has voting and investment control with respect to the shares. The
Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Republics Fund, Ltd., and Firebird Global Master Fund,
Ltd., that hold respectively 1,500,000 (including 750,000 shares issuable upon the exercise of warrants) and 3,000,000 (including 1,500,000 shares issuable upon the exercise of warrants), as a result of common management of the investment advisers of each such fund.

                                       4

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Global Gold Corporation, a Delaware corporation
(the "Company"). The Company's principal executive office is located at 104
Field Point Road, Greenwich, CT 06830.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Firebird Management LLC, a
New York limited liability company ("Management"), FGS Advisors, LLC, a New York limited liability company ("FGS"), and Firebird Avrora Advisors LLC, a New York
limited liability company ("Avrora") (collectively, the "Reporting Persons" and individually each a "Reporting Person"). The principal business address and office for each of the Reporting Persons is 152 West 57th Street, 24th Floor,
New York, NY 10019. A copy of the agreement among the Reporting Persons with respect to their joint filing of this Schedule 13D is attached hereto as Exhibit
A.

         Harvey Sawikin is the majority owner of Management, FGS and Avrora and may be deemed to control each of Management, FGS and Avrora.

         The principal business of Management, FGS and Avrora is managing various private investment funds.

(a), (b), (c), and (f) The name, citizenship, business address and present principal occupation of each of the managers and controlling members of each of the Reporting Persons are set forth in Appendix A hereto.

(d) During the last five years, none of the Reporting Persons, nor to the best of the knowledge of each of the Reporting Persons, any of the persons listed in
Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of the knowledge of each of the Reporting Persons, any of the persons listed in
Appendix A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As discussed in Item 5 hereof, certain of the shares of Common Stock to which this Schedule 13D relates were purchased by private investment funds at the direction of the Reporting Persons and certain of such shares are issuable to such private investment funds upon the exercise at any time prior to December
1, 2006 of Common Stock Purchase Warrants issued by the Company to such private investment funds on November 4, 2004 (each a "Warrant" and collectively, the
"Warrants") and exercisable at the direction of the Reporting Persons.

         The aggregate amount of the purchase price of $1,500,000 in respect of the acquisition of shares of Common Stock on November 4, 2004 was paid, and the aggregate amount of the exercise price of $2,250,000 (assuming exercise for the entire number of the shares issuable pursuant to the Warrants) in respect of the acquisition of shares of Common Stock pursuant to the Warrants will be paid, from the working capital of the private investment funds that purchased, or will purchase, the subject securities at the direction of the Reporting Persons.

                                       5

ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Common Stock to which this Schedule 13D relates have been acquired for investment purposes.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions, the Reporting Persons may also direct the private investment funds that hold the shares of Common Stock the subject of this Schedule 13D to acquire additional shares of Common Stock, or sell all or part of the Common Stock held by such private investment funds, by exercise of the Warrants, in privately negotiated transactions or otherwise.
Any such purchases or sales may be made at any time without prior notice.
Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Persons' general investment guidelines, or other factors, the
Reporting Persons may formulate other purposes, plans or proposals regarding actions by such private investment funds with respect to the Company or the
Company's Common Stock. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will cause such private investment funds to take any of the actions set forth above.

         In connection with the acquisition of Common Stock, such private investment funds have the right to designate a single director to the Board of
Directors of the Company (see Item 6 below for further information).

         Except as otherwise described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons may be deemed the beneficial owners in the aggregate of 6,000,000 shares of the Common Stock, representing 39.3% of the Common Stock, consisting of (i) an aggregate of 3,000,000 shares of Common Stock purchased on
November 4, 2004 and (ii) an aggregate of 3,000,000 shares of Common Stock issuable upon exercise of the Warrants.

Other than as described in this Item 5, to the knowledge of the Reporting
Persons no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

(b) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the
Reporting Persons may be deemed the beneficial owners of the Common Stock described in Item 5(a) above because (i) Management acts as investment adviser to Firebird Republics Fund, Ltd., a private investment fund which owns 1,500,000 shares of Common Stock (including 750,000 shares issuable upon exercise of the
Warrants held by such fund), (ii) FGS acts as investment adviser to Firebird
Global Master Fund, Ltd., a private investment fund which owns 3,000,000 shares of Common Stock (including 1,500,000 shares issuable upon exercise of the
Warrants held by such fund) and (iii) Avrora acts as investment adviser to
Firebird Avrora Fund, Ltd., a private investment fund which owns 1,500,000 shares of Common Stock (including 750,000 shares issuable upon exercise of the
Warrants held by such fund; collectively, the "Funds" and individually, each a
"Fund"). As investment advisers to the Funds, each Reporting Person has voting and investment control with respect to the shares of Common Stock held by the
Fund it advises.

(c) During the past sixty days, the Reporting Persons may be deemed to have entered into the following transactions due to their role as investment advisers to the Funds. Other than as described in this Item 5 there were no transactions in the Common Stock that were effected by any of the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in
Item 2.

                                       6

         The Funds entered into a Stock Subscription and Stockholders Agreement
(the "Agreement") dated November 4, 2004 with the Company, Van Krikorian, Drury
Gallagher, and Nicholas J. Aynilain for NJA Investments (the "Key
Shareholders"). Pursuant to the Agreement, the Funds acquired an aggregate of
3,000,000 shares of Common Stock from the Company for a purchase price of $0.50 per share, representing in the aggregate $1,500,000.

         The Funds entered into a Registration Rights Agreement (the
"Registration Rights Agreement") dated as of November 4, 2004 with the Company that grants certain rights to the Funds to cause the Company to register the shares of Common Stock held by the Funds.

         The Company also issued to the Funds the Warrants. Pursuant to the
Warrants, the Funds may, each at its option at any time prior to December 1,
2006, purchase in the aggregate up to 3,000,000 shares of Common Stock at an exercise price of $0.75 per share.

         The Agreement, the Registration Rights Agreement and the Warrants have been filed as Exhibits B, C, D, E and F hereto and are incorporated herein by reference.

(d) The Funds have the right to receive the proceeds from the sale or other disposition of the subject securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         The information set forth in Item 5(c) is incorporated herein by reference.

         As investment advisers to the Funds, each Reporting Person has voting and investment control with respect to the shares of Common Stock held by the
Funds and as a result may be deemed to be responsible for advising the Funds as to how and when to exercise their rights under the Agreement, the Registration
Rights Agreement and the Warrants. The following is a summary of the key terms of such documents:

         Pursuant to the Agreement, the Funds have purchased an aggregate of
3,000,000 shares of Common Stock of the Company. In addition, pursuant to the
Agreement, the Funds have the shared right to designate one (1) member of the
Board of Directors of the Company. The Key Shareholders have agreed to vote all shares of Common Stock owned by such parties in order to cause the election to the Board of Directors of the individual so designated by the Funds. In addition to the right to designate a member of the Board of Directors, the Funds have the right, under certain circumstances and subject to the terms and conditions set forth in the Agreement, to: (i) cause certain of their shares of Common Stock to be included in a sale of Common Stock by any of the Key Shareholders to any third party and (ii) purchase certain newly-issued securities of the Company.

         Pursuant to the Registration Rights Agreement, each of the Funds may cause, under certain circumstances specified therein, the Company to register for sale to the public certain shares of Common Stock held by the Funds.

         Pursuant to the Warrants, the Funds may, at their option and at any time prior to December 1, 2006, purchase up to an aggregate of 3,000,000 shares of Common Stock at an exercise price of $0.75 per share.

         Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise)
between the Reporting Persons and any person with respect to any shares of
Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                       7

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1.   Attached hereto as Exhibit A is a conformed copy of the Joint Filing
          Agreement dated November 12, 2004 among Firebird Management LLC, FGS
          Advisors, LLC and Firebird Avrora Advisors LLC.

     2.   Attached hereto as Exhibit B is a conformed copy of the Stock
          Subscription and Shareholders Agreement dated November 4, 2004 among
          Global Gold Corporation, Firebird Global Master Fund, Ltd., Firebird
          Republics Fund, Ltd., Firebird Avrora Fund, Ltd. and certain other parties identified therein.

     3.   Attached hereto as Exhibit C is a conformed copy of the Registration
          Rights Agreement, dated as of November 3, 2004, among Global Gold
          Corporation, Firebird Global Master Fund, Ltd., Firebird Republics
          Fund, Ltd., and Firebird Avrora Fund, Ltd.

     4.   Attached hereto as Exhibit D is a conformed copy of the Common Stock
          Purchase Warrant dated November 4, 2004, issued to Firebird Global
          Master Fund, Ltd. by Global Gold Corporation.

     5.   Attached hereto as Exhibit E is a conformed copy of the Common Stock
          Purchase Warrant dated November 4, 2004, issued to Firebird Republics
          Fund, Ltd. by Global Gold Corporation.

     6.   Attached hereto as Exhibit F is a conformed copy of the Common Stock
          Purchase Warrant dated November 4, 2004 issued to Firebird Avrora
          Fund, Ltd. by Global Gold Corporation.

                                       8

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

                                                     FIREBIRD MANAGEMENT LLC

                                                     By:    /s/ Ian Hague
                                                            --------------------
                                                     Name:  Ian Hague
                                                     Title: Principal

                                                     FGS ADVISORS, LLC

                                                     By:    /s/ James Passin
                                                            --------------------
                                                     Name:  James Passin
                                                     Title: Principal

                                                     FIREBIRD AVRORA ADVISORS LLC

                                                     By:    /s/ Ian Hague
                                                            --------------------
                                                     Name:  Ian Hague
                                                     Title: Principal

                                       9

                                   APPENDIX A

         The following table sets forth the name, business address and present principal occupation of the managers and controlling members for each of
Firebird Management LLC, FGS Advisors, LLC and Firebird Avrora Advisors LLC.

Name and Business Address  Present Principal Occupation
-------------------------  ----------------------------

Harvey Sawikin             Principal of Firebird Management LLC, FGS Advisors, LLC and
152 57th St., 24th Fl.     Firebird Avrora Advisors LLC.
New York, NY 10019

Ian Hague                  Principal of Firebird Management LLC, FGS Advisors, LLC and
152 57th St., 24th Fl.     Firebird Avrora Advisors LLC.
New York, NY 10019

James Passin               Principal of FGS Advisors, LLC.
152 57th St., 24th Fl.
New York, NY 10019

Each of the individuals listed in this Appendix A is a citizen of the United
States.

                                       10

                                INDEX TO EXHIBITS

EXHIBIT A         A conformed copy of the Joint Filing Agreement dated November
                  12, 2004 among Firebird  Management LLC, FGS Advisors, LLC and
                  Firebird Avrora Advisors LLC.

EXHIBIT B         A conformed copy of the Stock Subscription and Shareholders
                  Agreement dated November 4, 2004 among Global Gold
                  Corporation, Firebird Global Master Fund, Ltd., Firebird
                  Republics Fund, Ltd., Firebird Avrora Fund, Ltd. and certain other parties identified therein.

EXHIBIT C         A conformed copy of the Registration Rights Agreement, dated as of November 3, 2004, among Global Gold Corporation,
                  Firebird Global Master Fund, Ltd., Firebird Republics Fund,
                  Ltd. and Firebird Avrora Fund, Ltd.

EXHIBIT D         A conformed copy of the Common Stock Purchase Warrant dated
                  November 4, 2004,  issued to Firebird Global Master Fund,
                  Ltd. by Global Gold Corporation.

EXHIBIT E         A conformed copy of the Common Stock Purchase Warrant dated
                  November 4, 2004, issued to Firebird Republics Fund, Ltd. by
                  Global Gold Corporation.

EXHIBIT F         A conformed copy of the Common Stock Purchase Warrant dated
                  November 4, 2004 issued to Firebird Avrora Fund, Ltd. by
                  Global Gold Corporation.

                                       11

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         Firebird Management LLC, FGS Advisors, LLC and Firebird Avrora Advisors
LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission,
hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: November 12, 2004

                                                FIREBIRD MANAGEMENT LLC

                                                By:    /s/ Ian Hague
                                                       --------------------
                                                Name:  Ian Hague
                                                Title: Principal

                                                FGS ADVISORS, LLC

                                                By:    /s/ James Passin
                                                       --------------------
                                                Name:  James Passin
                                                Title: Principal

                                                FIREBIRD AVRORA ADVISORS LLC

                                                By:    /s/ Ian Hague
                                                       --------------------
                                                Name:  Ian Hague
                                                Title: Principal

                                                                       EXHIBIT B

                               STOCK SUBSCRIPTION
                           AND STOCKHOLDERS AGREEMENT

         THIS STOCK SUBSCRIPTION AND STOCKHOLDERS AGREEMENT (this "Agreement")
is made and entered into this 4th day of November, 2004, by and among Global
Gold Corporation, a Delaware corporation (the "Company"), Van Krikorian, Drury
Gallagher, and Nicholas J. Aynilain for NJA Investments (collectively the "Key
Shareholders"), on the one hand, and Firebird Global Master Fund, Ltd., a Cayman
Islands corporation, Firebird Republics Fund, Ltd., a Cayman Islands corporation, and Firebird Avrora Fund, Ltd., a Cayman Islands corporation (each a "Purchaser" and together the "Purchasers"), on the other hand.

                                    RECITALS:

         WHEREAS, the Company has proposed to offer (the "Offering") to sell up to an aggregate for all subscribers to such Offering of 3,000,000 shares of its common stock, $.001 par value per share ("Common Stock"), with a minimum purchase of 50,000 shares of Common Stock (unless otherwise permitted by the
Company), with the purchase price for such shares payable in cash upon Closing
(as defined below) and the purchase of each share also entitling the Purchasers for no additional consideration to a warrant to be delivered to each Purchaser upon Closing for the purchase on or before December 1, 2006 of one additional share of Common Stock at an exercise price of $0.75 and subject to the other terms set forth in such warrant, the form of which is attached to this Agreement as Exhibit A (collectively, the "Warrants");

         WHEREAS, the shares of Common Stock (the "Units" or the "Securities")
are being offered pursuant to the Company's Confidential Private Placement
Memorandum dated October 18, 2004, as may be amended from time to time (the
"Memorandum"), and the Offering is intended to come within the provisions of
Regulation D under the Securities Act of 1933, as amended (the "Act");

         WHEREAS, the Key Shareholders are the owners in the aggregate of
4,628,453 shares of Common Stock, and the Key Shareholders, the Purchasers and
the Company wish to provide for certain matters as set forth herein; and

         WHEREAS, simultaneously with the closing of the sale of the Shares and delivery of the Warrants, the Purchasers and the Company shall become signatories to a Registration Rights Agreement substantially in the form attached hereto as Exhibit B (the "Registration Rights Agreement).

                                       1

                                   AGREEMENT:

         NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1. Subscription.

            (a) Subject to the terms and conditions hereof, the Purchasers hereby irrevocably subscribe for the number of Units as are set forth opposite such Purchaser's name on Schedule A hereto at the aggregate purchase price set forth opposite such Purchaser's name on Schedule A hereto at the rate of $0.50 per share (the "Purchase Price"), such shares to be issued upon Closing together with the delivery of the Warrants. The closing of the subscription and issuance of the Units and Warrants (the "Closing") shall take place at the offices of
Coudert Brothers LLP, counsel to the Purchasers, simultaneously with the execution and delivery of this Agreement, or at such other location or time as may be agreed by the parties.

            (b) At the Closing, the Purchasers shall deliver the following:

                (i) the Purchase Price in cash or by check (subject to
collection), bank draft or postal or express money order payable in United
States dollars, or by wire transfer, to an account or accounts specified by the
Company;

                (ii) an executed copy of this Agreement; and

                (iii) an executed copy of the Accredited Investor Suitability
Questionnaire.

            (c) At the Closing, the Company shall deliver the following:

                (i) certificates representing the Units;

                (ii) the Warrants;

                (iii) evidence satisfactory to the Purchasers that the Company has terminated with effect prior to the Closing any and all agreements for the provision of consulting or related services, including without limitation, that certain agreement with Analytix Capital;

                (iv) a copy of this Agreement and the Registration Rights
Agreement duly executed by the Company; and

                (v) such other documents as the Purchasers shall reasonably request.

                                       2

         2. Company and Key Shareholders Representations and Warranties. Except
as set forth on a Schedule of Exceptions (the "Schedule of Exceptions")
furnished to the Purchasers prior to the execution of this Agreement and attached hereto as Schedule B, the Company and the Key Shareholders hereby jointly and severally represent and warrant to the Purchasers as follows:

            (a) The Memorandum was prepared in connection with the Offering. The
Memorandum and any amendments or supplements thereto did not and will not, as of the date thereof, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

            (b) Each of the Company and its subsidiaries has been duly incorporated or formed, is validly existing, and in good standing under the laws of its jurisdiction of incorporation or formation and is licensed or qualified to do business and in good standing in each jurisdiction in which it is required to be so licensed or qualified, and has all requisite power and authority to own its properties and carry on its businesses as presently conducted and as proposed to be conducted.

            (c) (i) Immediately prior to the Closing, the capitalization of the
Company consists of 100,000,000 shares of Common Stock, of which 9,281,301 shares are duly and validly issued and outstanding, fully paid, and non-assessable, and all such issued and outstanding shares have been issued in compliance with all applicable federal and state laws concerning the issuance of securities.

            (ii) Other than as described in this paragraph 2(c) or as disclosed in paragraph 2(c) of the Schedule of Exceptions, the Company does not have authorized or outstanding any stock or securities, or any options, warrants, convertible securities, or any other right (whether contingent or otherwise) to purchase or convert any obligations into stock or securities of the Company, nor is the Company obligated to issue any stock, securities, options, warrants, or other such rights. Except for the rights provided in this Agreement and the
Registration Rights Agreement, there are no voting trusts, proxies, shareholders agreements or other agreements or understandings with respect to the voting of any shares of capital stock of the Company, nor any pre-emptive rights, rights of first refusal, registration rights, or other transfer rights of any person.

            (d) The Securities and Warrants have been duly authorized and when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued and outstanding, fully paid, and non-assessable and will be free and clear of any liens or encumbrances except to the extent set forth in this Agreement, and the offer, sale and issuance of the Securities and the Warrants will be in compliance with all applicable federal and state securities laws. The shares of Common Stock issuable upon exercise of the
Warrants have been duly and validly reserved and, upon issuance in accordance with the terms of the Warrants, will be duly and validly issued and outstanding, fully paid and nonassessable, will be free and clear of

                                       3

any liens or encumbrances except to the extent set forth in this Agreement, and will be issued in compliance with all applicable federal and state securities laws.

            (e) The Company and the Key Shareholders have full, complete and unrestricted legal right, power and authority to execute and deliver this
Agreement and the Registration Rights Agreement and to duly perform and observe the terms and conditions hereof and thereof. All corporate action on the part of the Company and its officers, directors and stockholders that is necessary for the authorization, execution and delivery of this Agreement and the Registration
Rights Agreement by the Company, for the performance of the Company's obligations hereunder or thereunder, and for the authorization (or reservation for issuance), issuance and delivery of the Securities, the Warrants and the
Common Stock issuable upon exercise of the Warrants, has been taken.

            (f) This Agreement and the Registration Rights Agreement have been duly authorized and constitute the legal, valid and binding obligation of the
Company and the Key Shareholders, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, conservatorship, receivership, liquidation, reorganization, moratorium or similar laws or equitable principles affecting the enforcement of creditors'
rights generally.

            (g) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by the Company and the Key Shareholders of the terms and conditions hereof shall not (i) require the approval or consent of any governmental authority or the approval or consent of any other person; or (ii) conflict with or result in a breach or violation of any of the terms or conditions of or constitute (or with notice or lapse of time or both would constitute) a default under any agreement, statute, regulation, order, judgment or decree applicable to such party or any instrument, contract or other agreement to which party is a party or to which such party is bound or subject.

            (h) The Common Stock is registered pursuant to Section 12(b) or
12(g) of the Exchange Act of 1934, as amended (the "Exchange Act") and as of the date hereof the Company has timely filed all Commission Documents (as defined below). The Company has not provided to the Purchasers any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. As of their respective dates, the Commission Documents complied in all material respects with the requirements of the Exchange Act and other federal, state and local laws, rules and regulations applicable to them, and, as of their respective dates, such Commission Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the
Company filed with the Securities and Exchange Commission (the "Commission") on
the Company's most recently-filed Form 10KSB and Form 10QSB (the "Most Recent
Financial Statements") have been duly filed with the Commission and certified in accordance with applicable law and regulation. Except for

                                       4

obligations or liabilities reflected in the Most Recent Financial Statements or incurred in the ordinary course of business since the date thereof, the Company had no material (individually or in the aggregate) obligations or liabilities, absolute, accrued or contingent, as of the date of such Most Recent Financial
Statements and has no such obligations or liabilities as of the date hereof.
There has been no undisclosed material adverse change in the business, assets, properties, operations, condition (financial or other) or prospects of the
Company since the date of such Most Recent Financial Statements. For purposes hereof, "Commission Documents" shall mean all reports, schedules, forms, statements and other documents filed by the Company with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act, which have been previously filed by the Company and which shall be filed by the Company in the future, including, without limitation the Annual Report on Form 10-KSB filed by the Company for the year ended December 31, 2003, the Quarterly Reports on Form
10-QSB and the Current Reports on Form 8-K filed by the Company after December
31, 2003.

            (i) Neither the Company nor any subsidiary of the Company is a party to any written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the
Commission as an exhibit to an annual report on Form 10-KSB (collectively,
"Material Agreements"). The Company and each of its subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the Material Agreements, have received no notice of default by the
Company thereunder and are not in default under any Material Agreement now in effect, the result of which would result in a Material Adverse Effect.

            (j) Each of the Company and its subsidiaries has good and marketable title to the assets reflected as owned (or current, valid and binding leases with respect to assets reflected as leased) on its Most Recent Financial
Statements (other than properties and assets disposed of in the ordinary course of business since the date of such balance sheet), free and clear of any mortgages, pledges, security interests, liens, charges and other encumbrances, except (i) liens for current taxes not yet due or which are being contested in good faith, (ii) mechanic's, materialmen's and similar liens which may have arisen in the ordinary course of business and which, in the aggregate, would not be material to the financial condition of the Company and (iii) security interests securing indebtedness not in default for the purchase price of or rental payments on property purchased or leased under capital lease arrangements in the ordinary course of business. All real and personal property, fixtures and equipment comprising the assets of the Company are in good state of repair
(ordinary wear and tear excepted) and operating condition and are sufficient and adequate to conduct the business of the Company on the date hereof.

            (k) Except as publicly disclosed, there is no action, suit or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, or any of its properties or rights, before any court or by or before any governmental body or arbitration board or tribunal, nor is there any judgment, decree, injunction or order of any court, governmental department, commission, agency, instrumentality or arbitrator against the
Company. In addition,

                                       5

to the knowledge of the Company, there does not exist any basis for any action, suit, investigation or proceeding against the Company, in each case which, if adversely determined, would reasonably be expected to have a material adverse effect on the business, assets, properties or operating condition (financial or otherwise) of the Company (a "Material Adverse Effect"). The foregoing includes without limitation, actions pending or threatened against any Key Shareholder or against any employee, prospective employee or consultant to the Company involving such person's relationship to the Company.

            (l) Each of the Company and its subsidiaries have duly and timely filed or caused to be filed (or obtained valid, currently effective extensions for filing) all Federal, state, local and foreign income, franchise, excise, payroll, sales and use, property and withholding tax returns, reports, estimates and information and other statements or returns (collectively "Tax Returns")
required to be filed by or on behalf of it pursuant to any applicable federal, state, local or foreign tax laws for all years and periods for which such Tax
Returns have become due. All such Tax Returns were correct in all material respects as filed and correctly reflect the Federal, state, local and foreign income, franchise, excise, payroll, sales and use, property, withholding and other taxes, duties, imposts and governmental charges (and charges in lieu of any thereof), together with interest and penalties (collectively "Taxes")
required to be paid or collected by (or allocable to) the Company. Each of the
Company and its subsidiaries (i) has paid or caused to be paid all Taxes required to be paid by it through the date hereof except for those Taxes, if any, being contested in good faith and (ii) has properly and fully accrued on its Most Recent Financial Statements (and on its books and records if arising after the date thereof), all Taxes for any period from the date of the last reporting period covered by such Tax Returns up to and including the date hereof. There is no pending or potential audit, dispute or claim concerning any tax return or tax liability of the Company or its subsidiaries as to which the
Company or its subsidiaries either (i) has been notified in writing by any tax authority or (ii) has knowledge based on personal contact with any agent of such authority.

            (m) Neither the Company nor any of its subsidiaries is in violation or default of any provisions of the Certificate of Incorporation, as amended or the Bylaws or other organizational documents. The execution, delivery and performance of this Agreement and the Registration Rights Agreement, and the
consummation of the transactions contemplated hereby or thereby will not result in any such violation or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under the Certificate of Incorporation, as amended or the Bylaws, or any agreement, contract, instrument, judgment, decree or order binding on the
Company, or, to the best of the Company's knowledge, a violation of any statutes, laws, regulations, rules, ordinances or orders, or an event which results in the creation of any lien, charge or encumbrance upon any asset of the
Company.

            (n) The Company is not an "investment company" or an entity
"controlled" by an "investment company" as such terms are defined in the
Investment Company Act of 1940, as amended.

                                       6

            (o) The business and activities of the Company and its subsidiaries have been and are being conducted in compliance with all provisions of all applicable Federal, state, local and foreign statutes, ordinances, rules and regulations. The Company is not in violation of or in default under (i) any order, judgment or decree of any court, arbitration panel or other tribunal or
(ii) any administrative order, rulemaking, procedure, policy or other published declaration of (x) any Federal, state, local or foreign governmental agency or other authority or (y) any professional society, board or other similar organization, except in the case of clauses (i) or (ii) above, such violations or defaults that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company holds all governmental licenses, permits, franchises and other governmental authorizations necessary to the ownership of its properties or the conduct of its business as currently conducted and as proposed to be conducted after the Closing, except for those which failure to obtain would not have a Material Adverse Effect, and all such licenses, permits, franchises and other governmental authorizations will remain in full force and effect following the Closing.

            (p) Neither the Company nor any officer, director, employee or agent thereof, nor any other person or entity acting on behalf of the Company, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any person or entity with whom the
Company has done business directly or indirectly, or (b) directly or indirectly, given or agreed to give any gift or similar benefit to any person or entity who is or may be in a position to help or hinder the business (or assist the Company in connection with any actual or proposed transaction) which in the case of either clause (a) or clause (b) above have not been fully and accurately described and reflected in the Company's financial statements and books and records and which, (i) if not given in the past, would reasonably be expected to have had a Material Adverse Effect or (ii) if not continued in the future, would reasonably be expected to have a Material Adverse Effect. The Company has not taken any action which would cause it to be in violation of the Foreign Corrupt
Practices Act of 1977, as amended, or any rules or regulations thereunder. To the Company's knowledge, there is not now, and there has never been, any employment by the Company of, or beneficial ownership in the Company by, any governmental or political official in any country in the world.

            (q) Neither the Company nor any Key Shareholder has committed any act or omission which would give rise to any claim against any party hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

         3. Purchasers Representations and Warranties. The Purchasers represent and warrant to the Company that:

            (a) The Purchasers have received a copy of the Memorandum, and have carefully read and fully understand the Memorandum, including the Risk Factors set forth therein

                                       7

and any additional risk factors reflected in any annual, quarterly and other reports filed by the Company with the Securities and Exchange Commission or press releases;

            (b) THE UNDERSIGNED UNDERSTANDS THAT THIS INVESTMENT IN THE COMPANY
IS ILLIQUID AND INVOLVES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN
INVESTOR WHO CAN AFFORD TO LOSE HIS ENTIRE INVESTMENT IN THE SECURITIES;

            (c) The Purchasers understand that the Securities offered herein have not been registered under the Act or the securities laws of any state of the United States and will be subject to substantial restrictions on transferability unless and until the Securities registered or an exemption from registration becomes available;

            (d) The Purchasers understand that an appropriate stop transfer order will be placed on the books of the Company's transfer agent respecting the certificates evidencing the Securities and such certificates shall bear such legend until such time as the respective securities in question shall have been registered under the act or shall have been transferred in accordance with an opinion of counsel acceptable to counsel for the Company that such registration is not required;

            (e) The Purchasers meet the suitability standards set forth in the
Memorandum under "Who May Invest" and specifically satisfy the definition of an
"accredited investor" or as otherwise set forth therein;

            (f) The Accredited Investor Suitability Questionnaire executed and delivered by each of the Purchasers is true and complete in all respects;

            (g) The Purchasers (A) have been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the Offering and other matters pertaining to this investment, and all such questions have been answered to the satisfaction of the Purchasers; (B)
have been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Memorandum or that which has been otherwise provided in order for them to evaluate the merits and risks of investment in the Securities; and (C) have been given the opportunity to obtain additional information from the Company, in each case except to the extent the Company has informed the Purchasers that it does not possess such information and cannot acquire it without unreasonable effort to expense, or that the requested information is proprietary and confidential, and the
Purchasers have not been furnished with any other offering literature or prospectus except as referred to herein in the Memorandum;

            (h) Each of the Purchasers is purchasing the Securities for its own account for investment purposes only and not with a view to the sale or other distribution thereof, and that the Purchasers presently have no intention of offering, selling, transferring, pledging,

                                       8

hypothecating, or otherwise disposing of all or any part of the Securities at any particular time, for any particular price, or upon the happening of any particular event or circumstances.

         4. Due Formation Representations. If the Purchasers are corporations, partnerships, limited liability companies, estates or trusts, the Purchasers represent and warrant that:

            (a) The Purchasers have been duly formed and are validly existing in good standing under the laws of the jurisdiction of their formation with full power and authority to enter into the transactions contemplated by this
Agreement;

            (b) This Agreement has been duly and validly authorized, executed and delivered, and, when executed and delivered by the entity, will constitute the valid, binding and enforceable agreement of the Purchasers;

            (c) The person signing this Agreement and any other instrument delivered on behalf of such entity has been duly authorized by such entity and has full power and authority to do so; and

            (d) Such entity has not been formed for the specific purposes of acquiring the Securities.

         5. Purchaser Rights.

            (a) The Purchasers shall have the registration rights as set forth in the Registration Rights Agreement.

            (b) If at any time following the Closing any of the Key Shareholders
(a "Selling Shareholder") proposes to sell, transfer or dispose of any shares of
Common Stock or securities convertible into or exercisable for shares of Common
Stock ("Common Stock Equivalents") held or controlled directly or indirectly by such person in a single bona fide arm's length transaction (or a series of related transactions in any twenty-four (24) month period) to one or more third parties, the following rights shall apply: Not later than thirty (30) days prior to proposed closing of such transaction, such Selling Shareholder shall deliver to each Purchaser a notice of intention to sell (a "Tag-Along Notice"), setting forth the number of shares of Common Stock or Common Stock Equivalents proposed to be sold (the Common Stock and the Common Stock issuanble upon conversion or exercise of the Common Stock Equivalents, the "Subject Shares") and all terms and conditions of such proposed sale. The Selling Shareholder shall offer to include in such proposed sale, on the same terms and conditions (and no
Purchaser shall be required to make any representation or warranty in respect of such sale other than as to its ownership thereof and authority to enter into such transaction), a number of shares of Common Stock of each Purchaser equal to such Purchaser's pro rata percentage of the issued and outstanding shares of
Common Stock as of the date of the Tag-Along Notice multiplied by the number of
Subject Shares. Each Purchaser shall notify the Selling Shareholder of its election to participate in such transaction and the number of shares of Common
Stock to be included therein

                                       9

not later than 20 days following receipt of the Tag-Along Notice. The number of
Subject Shares shall be reduced by the number of shares of Common Stock of each
Purchaser to be included in such transaction. Each party hereto shall use its commercially reasonable efforts to cause the prompt consummation of the transactions contemplated by this section.

            (c) If the Company proposes to issue any Common Stock or other securities containing options or rights to acquire any Common Stock or any securities convertible or exchangeable for Common Stock ("New Securities") after the date hereof to any person, then the Company will offer to sell to each
Purchaser a number of shares of Common Stock or such New Securities such that the ratio of such Purchaser's shares of Common Stock to all shares of Common
Stock outstanding on the date hereof shall (upon exercise by Purchaser of the pre-emptive right set forth herein) be equal to the ratio of such Purchaser's shares of Common Stock to all shares of Common Stock outstanding immediately following such issuance (after giving effect to any exercise, conversion or exchange of all such New Securities). The Company shall give each Purchaser not less than thirty (30) days prior written notice of any proposed issuance, which notice shall disclose in reasonable detail the proposed terms and conditions of such issuance (the "Issuance Notice"). The Purchasers will be entitled to purchase such New Securities at the same price, on the same terms, and at the same time as the New Securities are issued to the proposed purchaser(s) thereof by delivery of written notice to the Company of such election within twenty (20)
days after delivery of the Issuance Notice (the "Election Notice"). If any
Purchaser has elected to purchase any New Securities, the sale of such New
Securities shall be consummated as soon as practical (but in any event within fifteen (15) days) after the delivery of the Election Notice. It is agreed that the term "New Securities" shall not include any issuance of securities or options to purchase securities described in this Section 5(c) to employees, officers, directors or consultants of the Company pursuant to any employee compensation plan or arrangement approved by the Board of Directors of the
Company.

            (d) The Purchasers shall have the right, but not the obligation, to designate one (1) individual (the "Purchaser Designee") to serve as a member of the Board of Directors of the Company. At all times following the Closing,
Purchasers may designate a Purchaser Designee upon ten (10) days' notice given to each Key Shareholder by Purchasers. Promptly upon receipt of such notice, each Key Shareholder shall take such actions as may be necessary or appropriate to cause an annual or special meeting of shareholders to be held for the purpose of electing the Board of Directors of the Company. At each annual or special shareholder's meeting called for such purpose and whenever stockholders of the
Company act by written consent in respect of the election of directors, each Key
Shareholder agrees to vote or otherwise give such party's consent in respect of all shares of capital stock of the Company owned at such time by such party or as to which such party is entitled to vote, and the Company shall take all necessary and desirable actions within its control, in order to cause the election to the board of the Purchaser Designee, which Purchaser Designee shall hold office until his successor shall have been duly elected and qualified. The
Purchasers shall be entitled to cause the removal of such Purchaser Designee at any time in their sole discretion. Upon the resignation or removal of the
Purchaser Designee for any reason, the Purchasers shall be entitled, but not obligated, to designate a successor Purchaser Designee pursuant hereto. The right of the Purchasers to

                                       10

designate the Purchaser Designee shall terminate if at any time the aggregate number of shares of Common Stock held by the Purchasers is less than 1,000,000, as adjusted to reflect any stock split, combination, reclassification or change of the Common Stock after the Closing.

            (e) If at any time following the Closing while Purchasers hold any shares of Common Stock any party hereto enters into any agreement or understanding (whether written or oral) granting any person any of the rights granted to Purchasers hereunder but which are more favorable to such person than to Purchasers, each Key Shareholder entering into such agreement or understanding shall notify the Purchasers in advance thereof and this Agreement shall be deemed automatically and without further action to be amended or modified to provide Purchasers with rights equal in all respects to such more favorable rights.

         6. Reliance. The representations, warranties and agreements made by the
Purchasers and the Company herein have been made with the intent that they be relied upon by the other parties for purposes of the Offering. All parties further undertake to notify the other parties immediately of any change in any information supplied by the other parties.

         7. Indemnification.

            (a) Each Key Shareholder and the Company jointly and severally agrees to indemnify each Purchaser against, and to protect, save and keep harmless each Purchaser from, and to assume liability for, payment of all liabilities that may be imposed on or incurred by such Purchaser as a consequence of or in connection with (a) any breach by any Key Shareholder or the Company of a representation or warranty contained in this Agreement; or (b)
any failure by any Key Shareholder or the Company to perform any agreement or covenant contained herein. The foregoing indemnity shall include reasonable attorneys' fees incurred in connection with the enforcement of this indemnity.

            (b) Each Purchaser, jointly and not severally, agrees to indemnify each Key Shareholder against, and to protect, save and keep harmless each Key
Shareholder from, and to assume liability for, payment of all liabilities that may be imposed on or incurred by any Key Shareholder as a consequence of or in connection with (a) any breach by a Purchaser of a representation or warranty contained in this Agreement; or (b) any failure by a Purchaser to perform any agreement or covenant contained herein.

            (c) The parties shall, in a timely manner, provide each other with notice of all third party actions, suits, proceedings, claims, demands or assessments subject to the indemnification provisions of this Section 7
(collectively, "Third Party Claims"), brought at any time following the date hereof, and shall otherwise make available all relevant information material to the defense of any such Third Party Claims. The indemnifying party shall have the right to participate in and, to the extent it shall wish, to assume and undertake the defense of any such Third Party Claim at its sole expense. No claim shall be settled or compromised without the consent of the indemnifying party unless the indemnifying party shall have failed, after the lapse of a reasonable time, but in no event more than 30 days, after notice to it of such third Party

                                       11

Claim, to participate in the defense of the same. The indemnified party shall have the right to participate, with separate counsel (which counsel shall act in an advisory capacity only), in any such defense. After notice by the indemnifying party to the indemnified party of the indemnifying party's election to assume the defense of any such Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any expenses of the indemnified party's counsel that are subsequently incurred in connection with such defense;
provided, however, that the expense of such indemnified party's separate counsel shall be paid by the indemnifying party if (i) the indemnifying party requests such separate counsel to participate, or (ii) in the reasonable opinion of such separate counsel, a significant conflict of interest exists between the indemnifying party and the indemnified party that would make such separate representation clearly advisable. A party's failure to give timely notice or to provide copies of documents or to furnish relevant data in connection with any
Third Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification or such party, except and only to the extent that such failure shall result in any prejudices to the indemnifying party.

         8. Choice of Law; Jurisdiction. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law principles. All parties hereto (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted only in a federal or state court in the City of New York in the State of New York (ii) waive any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding, and (iii) irrevocably submit to the exclusive jurisdiction of any federal or state court in the City of New York in the State of New York in any such suit, action or proceeding, but such consent shall not constitute a general appearance or be available to any other person who is not a party to this Agreement. All parties hereto agree that the mailing of any process in any suit, action or proceeding in accordance with the addresses reflected in this Agreement shall constitute personal service thereof.

         9. General Provisions.

            (a) All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger to such party, at the address set forth in the signature pages hereto, or at such other address as such party shall have furnished to the other parties in writing.
Notice shall be deemed effectively given upon actual receipt when sent by hand or messenger, or three days after having been sent by registered or certified mail.

            (b) No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach or default by a party under this
Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of

                                       12

any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any party, shall be cumulative and not alternative.

            (c) Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto; provided, however, that the rights of the Purchasers to purchase the Units shall not be assignable without the consent of the Company.

            (d) This Agreement and the other documents delivered pursuant hereto, including the Registration Rights Agreement, constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and no party shall be liable or bound to any other party in any manner by any representations, warranties or covenants except as specifically set forth herein or therein.

            (e) This Agreement may be executed by facsimile and in counterparts, each of which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument.

                [REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                       13

         IN WITNESS WHEREOF, the undersigned has executed this Stock
Subscription and Stockholders Agreement as of the date first above written.

GLOBAL GOLD CORPORATION

By: /s/ Drury J. Gallagher
    ------------------------------------
    Drury J. Gallagher, Chairman
    and Chief Executive Officer

Firebird Global Master Fund, Ltd.                    Firebird Republics Fund, Ltd.
----------------------------------------             --------------------------------------
Print Name of Subscriber                             Print Name of Subscriber

By: /s/ James Passin                                 By: /s/ Harvey Sawikin
   -------------------------------------                -----------------------------------

James Passin, Director                               Harvey Sawikin, Director
----------------------------------------             --------------------------------------
Print Name and Title of Person Signing               Print Name and Title of Person Signing

Mailing Address:                                     Mailing Address:

C/o Citco Fund Services (Cayman Islands) Ltd.        C/o Trident Trust Co., (Cayman) Ltd.,
Regatta Office Park                                  --------------------------------------
West Bay Road                                        1 Capital Place, Box 847
P.O. Box 31106 SMB                                   --------------------------------------
Street Address                                       Street Address

Grand Cayman, Cayman Islands                         Grand Cayman, Cayman Islands
----------------------------------------             --------------------------------------
City, State and Zip Code                             City, State and Zip Code

         CR-71007
----------------------------------------             --------------------------------------
Taxpayer Identification Number                       Taxpayer Identification Number

Cayman Islands                                       Cayman Islands
----------------------------------------             --------------------------------------
Country of incorporation                             Country of incorporation

                                       14

                 [Signature page to the Global Gold Corporation
                 Stock Subscription and Stockholders Agreement]

Firebird Avrora Fund, Ltd.                               Signed: /s/ Van Krikorian
-----------------------------------------                        ----------------------------
Print Name of Subscriber                                          Name: Van Krikorian

By: /s/ Harvey Sawikin                                   Mailing Address:
   --------------------------------------

Harvey Sawikin, Director                                 5 Frederick Court
------------------------                                 -----------------
Print Name and Title of Person Signing                   Street Address
                                                         Harrison, NY 10528
                                                         ------------------
Mailing Address:                                         City, State and Zip Code

C/o Trident Trust Co., (Cayman) Ltd.,                    ###-##-####
-------------------------------------                    -----------
1 Capital Place, Box 847                                 Social Security Number
------------------------
Street Address

Grand Cayman, Cayman Islands
----------------------------
City, State and Zip Code                                 Signed: /s/ Nicholas J Aynilian
                                                                 -----------------------------
                                                         Name: Nicholas J Aynilian for NJA Investments

----------------------------------------
Taxpayer Identification Number                           Mailing Address:
                                                         P.O Box  1963 Canal Street Station
Cayman Islands
----------------------------------------
Country of incorporation                                 New York,NY 10013
                                                         -----------------
                                                         City, State and Zip Code

Signed: /s/ Drury Gallagher                              ###-##-####
        --------------------------------                 -----------
         Name: Drury Gallagher                           Taxpayer ID Number

Mailing Address:

107 Eakins Road
---------------
Street Address

Manhasset, NY 11030
-------------------
City, State and Zip Code

###-##-####
-----------
Social Security Number

                                       15

                                   SCHEDULE A

                                   PURCHASERS

         PURCHASER                             UNITS             PURCHASE PRICE
         ---------                             -----             --------------
Firebird Global Master Fund, Ltd.            1,500,000              USD 0.50

Firebird Republics Fund, Ltd.                750,000                USD 0.50

Firebird Avrora Fund, Ltd.                   750,000                USD 0.50

                                       16

                                   SCHEDULE B

                             SCHEDULE OF EXCEPTIONS

Section 2 (c)(ii)-The Company has outstanding certain options and warrants as are disclosed in its Most Recent Financial Statements. The Company also has debt to NJA Investments and Drury Gallagher which if unpaid may be converted into common stock, reflected in agreements dated September 8, 2004. The Company represents and warrants that within thirty days of closing and funding this transaction such debt will be extinguished and the right to convert the debt to common shares will no longer exist.

Section 2 (c)(ii)-A Shareholder Agreement was executed in 1995, but that
Agreement did not come into force and was terminated in 1999.

Section 2 (c)(ii)-The Stockholders Agreement dated as of January 1, 2004 by and among NJA Investments, Drury Gallagher, Van Z.Krikorian, and Robert Garrison is
in effect, although Mr. Garrison has withdrawn from the agreement.

Section 2 (k)-The Company has a dispute with its former auditors, Marcum &
Kliegman, LLP regarding billing which may be submitted to arbitration. The firm nevertheless signed off on the Company's 2003 annual report filed with the SEC.

Section 2(n)-The Company has a consulting and advisory agreement with Analytix
Capital which includes a commission provision. The Company and Analytix have entered a termination agreement, copy attached.

General-The Company has disclosed its accounts payable information as of
September 30, 2004, and agrees to meet certain mutually agreed conditions in connection with the use of proceeds from this transaction.

                                       17

                                                                       EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT
                                       OF
                             GLOBAL GOLD CORPORATION

                  Registration Rights Agreement ("Agreement") made as of the 3rd day of November, 2004 by and among Global Gold Corporation, a Delaware corporation currently having its office and principal place of business at 104
Field Point Road, Greenwich, Connecticut 06830 (the "Corporation"), and each party purchasing shares of the common stock and/or warrants exercisable for shares of the common stock of the Corporation pursuant to the Confidential
Private Placement Memorandum of the Corporation dated October 18, 2004 (the
"Memorandum"; each of the purchasers shall hereinafter be referred to individually as a "Shareholder" and collectively as the "Shareholders").

                  WHEREAS, the Corporation and the Shareholders are each party to a certain Stock Subscription and Stockholder Agreement ("Stock Subscription
and Stockholder Agreement") dated on or about the date hereof pursuant to which the Shareholders have subscribed for shares of common stock of the Corporation, par value $0.001 per share (the "Common Stock") pursuant to an offering of up to a maximum of 3,000,000 shares of Common Stock effected pursuant to the
Memorandum, with the purchase of each such share also entitling each Shareholder for no additional consideration to a warrant to purchase one additional share of

                                       1

Common Stock, exercisable for a per share purchase price of $0.75 in accordance with the terms set forth in the warrant issued on or about the date hereof
(collectively, the "Warrants"); and

                  WHEREAS, to induce the Shareholders to enter into the Stock
Subscription and Stockholder Agreement and invest in the Corporation, the
Corporation and the Shareholders hereby agree that this Agreement shall govern the rights of the Shareholders to cause the Corporation to register shares of
Common Stock issued or issuable to the Shareholders and certain other matters as set forth herein.

                  NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, each of the parties hereby agrees as follows:

                  1.  Registration Rights.

                  1.1 Request for Registration.

                      (a) If the Corporation shall receive, at any time after
the date hereof, a written request from a Holder or Holders (as defined below)
that the Corporation file a registration statement under the Securities Act of
1933, as amended (the "Act"), covering the registration of Registrable
Securities (as defined below) the anticipated aggregate offering price for which would exceed $3,000,000, then the Corporation shall: (i) within ten (10) days of the receipt thereof, give written notice of such request to all Holders; and
(ii) file as soon as practicable, and in any event within thirty (30) days of the receipt of such request and use commercially reasonable efforts to cause to be declared effective, the registration under the Act of all shares of
Registrable Securities which the Holders request to be registered, subject to the limitations of subsection 1.1(b), within twenty (20) days of the mailing of such notice by the

                                       2

Corporation. For purposes of this Section 1, a "Holder" or "Holders" shall mean any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with the provisions of this Agreement. The term
"Registrable Securities" shall mean (i) the shares of Common Stock issued by the
Corporation to a Shareholder, including any shares issued pursuant to the Stock
Subscription and Stockholder Agreement and any shares issued or issuable upon the exercise of the Warrants, and (ii) any shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) above, excluding in all cases, however, (1) shares of Common Stock with respect to which a registration statement shall have been declared effective under the Act and where such shares of Common Stock shall have been disposed of in accordance with such registration statement, (2) shares of Common Stock that have been distributed to the public in accordance with Securities and Exchange Commission
("SEC") Rule 144 (or any successor provision; hereinafter, "Rule 144") or (3)
shares of Common Stock that are otherwise sold by a person in a transaction in which the rights under this Section 1 are not assigned.

                      (b) If the Holders initiating the registration request
hereunder (the "Initiating Holders") intend to distribute the shares of
Registrable Securities covered by their request by means of an underwriting, they shall so advise the Corporation as a part of their request made pursuant to subsection 1.1(a) and the Corporation shall include such information in the written notice referred to in subsection 1.1(a). The underwriter will be selected by a majority in interest of the Initiating Holders and shall be reasonably acceptable to the Corporation. In

                                       3

such event, the right of any Holder to include its shares of Registrable
Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's shares of
Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders) to the extent provided herein.
All Holders proposing to distribute their securities through such underwriting shall (together with the Corporation as provided in subsection 1.4(e)) enter into an underwriting agreement in customary form and reasonably acceptable to the Corporation with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 1.1, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the
Initiating Holders shall so advise all Holders of shares of Registrable
Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of shares of Registrable
Securities of the Corporation requested and entitled to be included in such registration by each Holder; provided, however, that the number of shares of
Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

                      (c) Notwithstanding the foregoing, if the Corporation
shall furnish to Holders requesting a registration statement pursuant to this
Section 1.1, a certificate signed by the Chief Executive Officer of the
Corporation stating that in the good faith judgment of the Board of Directors of the Corporation, it would be seriously detrimental to the Corporation and

                                       4

its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Corporation shall have the right to defer taking action with respect to such filing for a period of not more than ninety (90) days after receipt of the request of the
Initiating Holders; provided, however, that the Corporation may not utilize this right more than twice or for periods aggregating more than ninety (90) days in any twelve (12) month period.

                      (d) In addition, the Corporation shall not be obligated to effect, or to take any action to effect, any registration pursuant to this
Section 1.1: (i) pursuant to a request by the Holders after the Corporation has effected pursuant to this Section 1.1 two (2) registrations at the request of such Holders and such registration has been declared or ordered effective; (ii)
during the period starting with the date thirty (30) days prior to the
Corporation's good faith estimate of the date of filing of, and ending on a date ninety (90) days after the effective date of, a registration subject to Section
1.2 hereof; provided that the Corporation is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;
or (iii) if the Initiating Holders propose to dispose of shares of Registrable
Securities all of which may be disposed of without registration pursuant to Rule
144 under the Act during a three-month period or all of which may be disposed of pursuant to a registration statement filed pursuant to Section 1.3 below.

                  With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of such
Holders' shares to the public without registration, the Corporation agrees to use its reasonable efforts to: (i) make and keep public

                                       5

information available at all times, as those terms are understood and defined in
Rule 144 or any similar or analogous rule promulgated under the Act; (ii) file with the SEC, in a timely manner, all reports and other documents required of the Corporation under the Exchange Act of 1934, as amended (the "1934 Act"); and
(iii) so long as the Holders own Registrable Securities, furnish to the Holders forthwith upon request a written statement by the Corporation as to its compliance with the reporting requirements of Rule 144(c) of the Act, a copy of the most recent annual or quarterly report of the Corporation, and such other reports and documents as the Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

                      1.2 Corporation Registration. If (but without any
obligation to do so) the Corporation proposes to register (including for this purpose a registration effected by the Corporation for stockholders other than the Holders) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a
Corporation stock or option plan or a registration on any form which does not permit the inclusion of the Registered Securities), the Corporation shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within thirty (30) days after receipt of such notice by the Corporation, the Corporation shall, subject to the provisions of Section 1.9, cause to be registered under the Act all of the shares of Registrable Securities that each such Holder has requested to be registered.

                                       6

                      1.3 S-3 Registration. If the Corporation shall receive
from any Holder or Holders a written request or requests that the Corporation effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the shares of Registrable Securities owned by such Holder or Holders, the Corporation will:

                          (a) promptly give written notice of the proposed
registration, and any related qualification or compliance, to all other Holders;
and

                          (b) as soon as practicable, file such registration and
all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such
Holder's or Holders' shares of Registrable Securities as are specified in such request, together with all or such portion of the shares of Registrable
Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after receipt of such written notice from the Corporation; provided, however, that the
Corporation shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 1.3: (1) if Form S-3 is not available for such offering by the Holders; (2) if the Holders, together with the holders of any other securities of the Corporation entitled to inclusion in such registration, propose to sell shares of Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $1,000,000; (3) if the
Corporation shall furnish to the Holders a certificate signed by the Chief
Executive Officer of the Corporation stating that in the good faith judgment of the Board it would be seriously detrimental to the Corporation and its stockholders for such Form S-3 registration to be effected at such time, in

                                       7

which event the Corporation shall have the right to defer the filing of the Form
S-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 1.3;
provided, however, that the Corporation shall not utilize this right more than twice or for periods aggregating more than ninety (90) days in any twelve
(12)-month period; (4) if the Corporation has, within the twelve (12)-month period preceding the date of such request, already effected two registrations on
Form S-3 for the Holders pursuant to this Section 1.3; or (5) if the Holders initially making such request propose to dispose of shares of Registrable
Securities that may be disposed of without registration pursuant to Rule 144 under the Act during any ninety (90)-day period.

                          Subject to the foregoing, the Corporation shall file a
registration statement covering the shares of Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations prepared and filed pursuant to this Section 1.3 shall not be counted as requests for registration or registrations effected pursuant to Sections 1.1 or 1.2, respectively.

                      1.4 Obligations of the Corporation. Whenever required
under this Section 1 to effect the registration of any shares of Registrable
Securities, the Corporation shall, as expeditiously as reasonably possible:

                          (a) Prepare and file with the SEC a registration
statement with respect to such shares of Registrable Securities and use its reasonable commercial efforts to cause such registration statement to become effective, and except for a registration filed pursuant to Section 1.3 hereto, upon the request of the Holders of a majority of the shares of Registrable

                                       8

Securities registered thereunder keep such registration statement effective for a period of up to one hundred twenty (120) days; provided, however, that such
120-day period shall be extended for a period of time equal to the period the
Holder refrains from selling any securities included in such registration at the request of an underwriter of common stock (or other securities) of the
Corporation.

                          (b) Prepare and file with the SEC such amendments and
supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

                          (c) Furnish to the Holders such numbers of copies of a
prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of shares of Registrable Securities owned by them.

                          (d) Use its reasonable efforts to register and qualify
the securities covered by such registration statement under such other securities or "Blue Sky" laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Corporation shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Corporation is already subject to service in such jurisdiction and except as may be required by the Act.

                                       9

                          (e) In the event of any underwritten public offering,
enter into and perform its obligations under an underwriting agreement reasonably satisfactory to the Corporation, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                          (f) Notify each Holder of Registrable Securities
covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                          (g) Notify each Holder participating in such
registration after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed.

                          (h) Notify each Holder participating in such
registration of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information.

                          (i) Prepare and file with the SEC, promptly upon the
request of the Holder, any amendments or supplements to such registration statement or prospectus relating to such Holder or the distribution of the shares of Registrable Securities held by such Holder being included in such
Registration Statement, which, in the opinion of counsel for such

                                       10

Holder, is required under the Act or the rules and regulations thereunder in connection with the distribution of the shares of Registrable Securities by the
Holder.

                          (j) Prepare and promptly file with the SEC and
promptly notify the Holder of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances in which they were made, not misleading.

                          (k) Advise each Holder participating in such
registration, after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiating or threatening of any proceeding for that purpose and use its reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

                          (l) Not file any amendment or supplement to such
registration statement or prospectus to which the Holder shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least five (5)
business days prior to the filing thereof, unless in the opinion of counsel for the Corporation the filing of such amendment or supplement is reasonably necessary to protect the

                                       11

Corporation from any liabilities under any applicable federal or state law and such filing will not violate applicable law. For the avoidance of doubt, no filings by the Corporation incorporated by reference into the registration statement or prospectus shall be deemed an amendment or supplement hereunder.

                          (l) At the request of a Holder and if required by the
underwriters, furnish: (i) an opinion of counsel to the Corporation, addressed to the Holder, and to the underwriters, covering such matters as such Holder and underwriters may reasonably request; and (ii) letters dated as of the effective date of the registration statement from the independent certified public accountants of the Corporation, addressed to the Holder and to the underwriters, covering such matters as such Holder and underwriters may reasonably request.

                          (m) Cause all such shares of Registrable Securities
registered pursuant hereto to be listed on each securities exchange or automated quotation system on which similar securities issued by the Corporation are then listed.

                          (n) Provide a transfer agent and registrar for all
shares of Registrable Securities registered pursuant hereto and a CUSIP number for all such shares of Registrable Securities, in each case not later than the effective date of such registration.

                      1.5 Furnish Information.

                          (a) It shall be a condition precedent to the
obligations of the Corporation to take any action pursuant to this Section 1 with respect to the shares of Registrable Securities of any selling Holder that such Holder shall furnish to the Corporation such information regarding itself, the shares of Registrable Securities held by it, and the intended

                                       12

method of disposition of such securities as shall be required to effect the registration of such Holder's shares of Registrable Securities.

                          (b) The Corporation shall have no obligation with
respect to any registration requested pursuant to Section 1.1 or Section 1.3 if, due to the operation of subsection 1.5(a), the anticipated aggregate offering price of the shares of Registrable Securities to be included in the registration does not equal or exceed the anticipated aggregate offering price required to originally trigger the Corporation's obligation to initiate such registration as specified in subsection 1.1(a) or subsection 1.3(b)(ii), whichever is applicable.

                      1.6 Expenses of Demand Registration. All expenses
other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 1.1, including
(without limitation) all registration, filing, NASD and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the
Corporation and the reasonable fees and disbursements of one counsel for the selling Holders shall be borne by the Corporation; provided, however, that the
Corporation shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.1 that is subsequently withdrawn at the request of the Holders; provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Corporation from that known to the
Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Corporation of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 1.1.

                                       13

                      1.7 Expenses of Corporation Registration. The Corporation
shall bear and pay all expenses incurred in connection with any registration, filing or qualification of shares of Registrable Securities with respect to the registrations pursuant to Section 1.2 for each Holder, including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating to or apportionable thereto and the reasonable fees and disbursements of one counsel for the selling Holders selected by them but excluding underwriting discounts and commissions relating to shares of
Registrable Securities.

                      1.8 Expenses of Form S-3 Registration. All expenses
incurred in conection with a registration filed pursuant to Section 1.3, including (without limitation) all registration, filing, qualification, printer's and accounting fees and the reasonable fees and disbursements of one counsel for the selling Holders selected by them and counsel for the Corporation shall be borne by the Corporation.

                      1.9 Underwriting Requirements. In connection with any
offering involving an underwriting of shares of the Corporation's capital stock, the Corporation shall not be required under Section 1.2 to include any of the
Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Corporation and the underwriters and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Corporation.
If the total amount of securities, including shares of Registrable Securities, requested by stockholders to be included in any underwritten offering exceeds the amount of securities sold other than by the Corporation that the underwriters determine in their sole discretion is compatible with the success of the

                                       14

offering, then the Corporation shall be required to include in the offering only that number of such securities, including shares of Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities requested and entitled to be included therein by each selling stockholder or in such other proportions as shall mutually be agreed to by such selling stockholders). For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder which is a holder of shares of
Registrable Securities and which is a partnership or corporation, the partners, retired partners and stockholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling stockholder," and any pro-rata reduction with respect to such "selling stockholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such
"selling stockholder," as defined in this sentence, which were requested to be included in such registration statement.

                      1.10 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

                      1.11 Indemnification. In the event any shares of
Registrable Securities are included in a registration statement under this
Section 1:

                                       15

                          (a) To the extent permitted by law, the Corporation
will indemnify and hold harmless each Holder, its officers and directors, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934
Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a statement required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Corporation of the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act, or any state securities law; and the Corporation will pay to each such Holder, underwriter or controlling person any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.11(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Corporation (which consent shall not be unreasonably withheld), nor shall the Corporation be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation

                                       16

which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such
Holder, underwriter or controlling person.

                          (b) To the extent permitted by law, each selling
Holder will indemnify and hold harmless the Corporation, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Corporation within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities
(or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such
Holder expressly or used in connection with such registration; and each such
Holder will pay any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.11(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.11(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld;
provided, that, with respect to each Holder, in no event shall any indemnity under this subsection 1.11(b) exceed the net proceeds from the offering received by such Holder.

                                       17

                          (c) Promptly after receipt by an indemnified party
under this Section 1.11 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.11 deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party
(together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section
1.11, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.11.

                          (d) If the indemnification provided for in this
Section 1.11 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party,

                                       18

in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such, loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that in no event shall the amount of contribution under this Section 1.11(d) exceed the net proceeds from the offering received by such Holder.

                          (e) Notwithstanding the foregoing, to the extent that
the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                          (f) The obligations of the Corporation and Holders
under this Section 1.11 shall survive the completion of any offering of shares of Registrable Securities in a registration statement under this Section 1, and otherwise.

                      1.12 Assignment of Registration Rights. The rights to
cause the Corporation to register shares of Registrable Securities pursuant to this Section 1 may be

                                       19

assigned (but only with all related obligations) by a Holder to (a) any partner or retired partner of any Holder which is a partnership or member or retired member of any Holder which is a limited liability company, (b) any family member or trust for the benefit of any individual Holder, (c) any affiliate of such
Holder, or (d) any transferee or assignee of such securities who, after such assignment or transfer, holds at least 100,000 shares of Registrable Securities
(subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations), provided: (i) the Corporation is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

                      1.13 Limitations on Subsequent Registration Rights. From
and after the date of this Agreement, the Corporation shall not, without the prior written consent of the Holders of a majority of the outstanding shares of
Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Corporation which would grant registration rights which rank senior to the rights granted herein or otherwise allow such holder or prospective holder (i) to include such securities in any registration filed under Section 1.1 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of his

                                       20

securities will not reduce the amount of the shares of Registrable Securities of the Holders which is included or (ii) to make a demand registration which could result in such registration statement being declared effective within one hundred twenty (120) days of the effective date of any registration effected pursuant to Section 1.

                      1.14 Termination of Registration Rights. All rights and
duties provided for in this Section 1 shall terminate on the date on which all shares of Registrable Securities held or entitled to be held upon exercise by each Holder may immediately be sold under Rule 144 during any ninety (90)-day period.

                   2. MISCELLANEOUS.

                      2.1. Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as duly given on (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service or by facsimile or
(b) three days after mailing if mailed from within the continental United States by registered or certified mail, return receipt requested to the party entitled to receive the same, if to the Corporation, Global Gold Corporation, 104 Field
Point Road, Greenwich, Connecticut 06830, with a copy to Law Offices of Stephen
R. Field, 240 Madison Avenue, New York, New York 10016, Attn: Stephen R. Field,
Esq.; and if to any Holder, at his or its address as set forth in the books and records of the Corporation. Any party may change his or its address by giving notice to the other party stating his or its new address. Commencing on the 10th day after the giving of such notice, such newly designated address shall

                                       21

be such party's address for the purpose of all notices or other communications required or permitted to be given pursuant to this Agreement.

                      2.2 Governing Law. This Agreement and the rights of the
parties hereunder shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles of such State or of any other jurisdiction that would result in the application of the laws of a jurisdiction other than such State. All parties hereto (i) agree that any legal suit, action or proceeding arising out of or relating to this
Agreement shall be instituted only in a federal or state court in the City of
New York in the State of New York, and applicable appellate courts therefrom
(ii) waive any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding, and (iii) irrevocably submit to the jurisdiction of any federal or state court in the City of New York in the
State of New York in any such suit, action or proceeding, but such consent shall not constitute a general appearance or be available to any other person who is not a party to this Agreement. All parties hereto agree that the mailing of any process in any suit, action or proceeding in accordance with the notice provisions of this Agreement shall constitute personal service thereof.

                      2.3 Entire Agreement; Waiver of Breach. This Agreement
constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof, and it may not be modified or amended in any manner other than as provided herein; and no waiver of any breach or condition of this Agreement shall be deemed to have occurred unless such waiver is in writing, signed by the

                                       22

party against whom enforcement is sought, and no waiver shall be claimed to be a waiver of any subsequent breach or condition of a like or different nature.

                      2.4 Binding Effect; Assignability. This Agreement and all
the terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and permitted assigns. This Agreement and the rights of the parties hereunder shall not be assigned except as otherwise set forth herein or with the written consent of all parties hereto.

                      2.5 Captions. Captions contained in this Agreement are
inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

                      2.6 Number and Gender. Wherever from the context it
appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

                      2.7 Severability. If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

                      2.8 Amendments. This Agreement may not be amended except
in a writing signed by all of the parties hereto.

                                       23

                      2.9 Compliance with Securities Laws. The Corporation will
use its best efforts to comply at all times with all applicable provisions of the Act and the 1934 Act.

                      2.10 Counterparts. This Agreement may be executed in
several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of such signature pages executed by the parties to one copy of the Agreement; all of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                                       24

                      IN WITNESS WHEREOF, the undersigned have executed this
Agreement on the date first above written.

                                            GLOBAL GOLD CORPORATION

                                            By: /s/ Drury J. Gallagher
                                                --------------------------------
                                                Drury J. Gallagher, Chairman
                                                and Chief Executive Officer

No. of Shares
Purchased                                   FIREBIRD GLOBAL MASTER FUND, LTD.
---------

  1,500,000
                                            By: /s/ James Passin
                                                --------------------------------
                                                Name: James Passin
                                                Title: Director

No. of Shares
Purchased                                   FIREBIRD REPUBLICS FUND, LTD.
---------

 750,000
                                            By: /s/ Harvey Sawikin
                                                --------------------------------
                                                Name: Harvey Sawikin
                                                Title: Director
No. of Shares
Purchased                                   FIREBIRD AVRORA FUND, LTD.
---------

750,000
                                            By: /s/ Harvey Sawikin
                                                --------------------------------
                                                Name: Harvey Sawikin
                                                Title: Director

                                       25

                                                                       EXHIBIT D

         THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON
ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NO SALE OR TRANSFER
THEREOF MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT OR AN
OPINION OF COUNSEL FOR THE HOLDER, SATISFACTORY TO THE COMPANY, THAT SUCH
REGISTRATION IS NOT REQUIRED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES
LAWS.

No. U-4                              Right to Purchase up to 1,500,000 Shares of
                                     Common Stock of Global Gold Corporation

                             Global Gold Corporation

                          Common Stock Purchase Warrant

         Global Gold Corporation a Delaware corporation (the "Company"), hereby certifies that, for value received, Bear Stearns FBO Firebird Global Master Fund
, Ltd., a Cayman Islands corporation with offices at c/o Citco Fund Services
(Cayman Islands) Limited, Regatta Office Park, West Bay Road, PO Box 31106 SMB
Grand Cayman, Cayman Islands. ("Firebird GMF"), or registered permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time before 5:30 P.M., Eastern Standard Time, on
December 1, 2006, up to One Million Five Hundred Thousand (1,500,000) fully paid and nonassessable shares of Common Stock, $.001 par value, of the Company, at a purchase price per share of Seventy Five Cents ($0.75) (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein.

         As used herein the following terms, unless the context otherwise requires have the following respective meanings:

         (a)      The term "Company" shall include Global Gold Corporation and any corporation which shall succeed or assume the obligations of the Company hereunder.

                                       1

         (b)      The term "Common Stock" includes the Company's Common Stock,
                  $.001 par value per share, as authorized on the date of this
                  Warrant and any other securities into which or for which any of such Common Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

1.   Exercise of Warrant.

     1.1. Manner of Exercise: Payment of the Purchase Price.

          (a) This Warrant may be exercised by the holder hereof, in whole or in part, at any time or from time to time prior to the expiration date, by surrendering to the Company at its principal office this Warrant, with the form of Election to Purchase Shares attached hereto (or a reasonable facsimile thereof) duly executed by the holder and accompanied by payment of the purchase price for the number of shares of Common Stock specified in such form.

          (b) Payment of the purchase price may be made as follows (or by any combination of the following): (i) in United States currency by cash or delivery of a certified check or bank draft payable to the order of the Company or by wire transfer to the Company, (ii) by cancellation of such number of the shares of Common Stock otherwise issuable to the holder upon such exercise as shall be specified in such Election to Purchase Shares, such that the excess of the aggregate Current Market Price of such specified number of shares on the date of exercise over the portion of the purchase price attributable to such shares shall equal the purchase price attributable to the shares of Common Stock to be issued upon such exercise, in which case such amount shall be deemed to have been paid to the Company and the number of shares issuable upon such exercise shall be reduced by such specified number, or (iii) by surrender to the Company for cancellation certificates representing shares of Common Stock of the Company owned by the holder (properly endorsed for transfer in blank) having a Current
Market Price on the date of Warrant exercise equal to the purchase price.

     1.2. When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the business day on which this Warrant shall have been surrendered to, and the purchase price shall have been received by, the Company as provided in Section 1.1, and at such time the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such exercise and shall be deemed to have become the holder or holders of record thereof for all purposes.

     1.3 Definitions. As used herein, unless the context otherwise requires, the following terms shall have the meanings as set forth below:

                                       2

          (a) "Current Market Price" shall mean, on any date specified herein, the average of the daily Market Price during the 10 consecutive trading days commencing 15 trading days before such date, except that, if on any such date the shares of Common Stock are not listed or admitted for trading on any national securities exchange or quoted in the over-the-counter market, the
Current Market Price shall be the Market Price on such date.

          (b) "Market Price" shall mean, on any date specified herein, the amount per (a) share of the Common Stock, equal to (a) the last reported sale price of such Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices thereof, regular way, on such date, in either case as officially reported on the principal national securities exchange on which such Common Stock is then listed or admitted for trading, or (b) if such Common Stock is not then listed or admitted for trading on any national securities exchange but is designated as a national market system security by the NASD, the last reported trading price of the Common Stock on such date, or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the closing bid and asked prices of the Common Stock on such date as shown by the
NASD automated quotation system, or (d) if such Common Stock is not then listed or admitted for trading on any national exchange or quoted in the over-the-counter market, the fair value thereof (as of a date which is within 20 days of the date as of which the determination is to be made) determined in good faith by the Board of Directors of the Company.

     1.4. Trustee for Warrantholders. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to
Section 4.2, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 12 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

2. Delivery of Stock Certificates. etc. on Exercise. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 2 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes and, if requested by the Company, demonstration by such holder of compliance with applicable securities laws) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then Current Market
Price of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 1 or otherwise.

                                       3

3. Adjustment for Dividends in Other Stock, Property, etc.; Reclassification,
etc. In case at any time or from time to time, the holders of Common Stock shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

         (a)      other or additional stock or other securities or property
                  (other than cash) by way of dividend, or

         (b)      any cash (excluding cash dividends payable solely out of
                  earnings or earned surplus of the Company), or

         (c)      other or additional stock or other securities or property
                  (including cash) by way of spin-off, split-up,
                  reclassification, recapitalization, combination of shares or similar corporate rearrangement,

other than additional shares of Common Stock issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5.3), then and in each such case the holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) of this Section 3) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by
Sections 4 and 5.

4.   Adjustment for Reorganization, Consolidation, Merger, etc.

     4.1 Reorganization. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person or other similar event shall be effected, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section
1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such asset sale or other event as the case may be, shall receive, in lieu of the Common Stock issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such asset sale or other event, as the case may be, if such holder had so exercised this Warrant immediately prior thereto, all subject to further adjustment thereafter as provided in Sections 3 and 5.

                                       4

     4.2 Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the
Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this Section 4 to a bank or trust company having its principal office in New York, New York, as trustee for the holder or holders of the Warrants.

     4.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this
Section 4, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

5.   Adjustment for Issue or Sale of Common Stock at Less Than The Purchase
     Price in Effect; Other Adjustment.

     5.1 General. If the Company shall, at any time or from time to time, issue any additional shares of Common Stock (other than shares of Common Stock excepted from the provisions of this Section 5 by Section 5.4) without consideration or for a Net Consideration Per Share less than the Purchase Price in effect immediately prior to such issuance, then, and in each such case:

          (a) the Purchase Price shall be lowered to an amount determined by multiplying such Purchase Price then in effect by a fraction:

              (1) the numerator of which shall be (a) the number of shares of
Common Stock outstanding (excluding treasury shares, but including for this purpose shares of Common Stock issuable upon the exercise of any warrants)
immediately prior to the issuance of such additional shares of Common Stock, plus (b) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued would purchase at the Purchase Price in effect immediately prior to such issuance, and

              (2) the denominator of which shall be (a) the number of shares of

                                       5

Common Stock outstanding (excluding treasury shares, but including for this purpose shares of Common Stock issuable upon the exercise of the any warrants)
immediately prior to the issuance of such additional shares of Common Stock, plus (b) the number of such additional shares of Common Stock so issued; and

          (b) the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive the number of shares of
Common Stock determined by multiplying the number of shares of Common Stock which would otherwise (but for the provisions of this Section 5.1) be issuable on such exercise by the fraction of which (i) the numerator is the Purchase
Price which would otherwise (but for the provisions of this Section 5. 1) be in effect, and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

     5.2  Definitions, etc. For purposes of this Section 5 and Section 7:

     The issuance of any warrants, options or other subscription or purchase rights with respect to shares of Common Stock and the issuance of any securities convertible into or exchangeable for shares of Common Stock (or the issuance of any warrants, options or any rights with respect to such convertible or exchangeable securities) shall be deemed an issuance at such time of such Common
Stock if the Net Consideration Per Share which may be received by the Company for such Common Stock (as hereinafter determined) shall be less than the
Purchase Price at the time of such issuance and, except as hereinafter provided, an adjustment in the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made upon each such issuance in the manner provided in Section 5.1. Any obligation, agreement or undertaking to issue warrants, options, or other subscription or purchase rights at any time in the future shall be deemed to be an issuance at the time such obligation, agreement or undertaking is made or arises. No adjustment of the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made under Section 5.1 upon the issuance of any shares of Common Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if any adjustment shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) as above provided. Any adjustment of the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant with respect to this Section 5.2 which relates to warrants, options or other subscription or purchase rights with respect to shares of Common Stock shall be disregarded if, as, and to the extent that such warrants, options or other subscription or purchase rights expire or are canceled without being exercised, so that the Purchase Price effective immediately upon such cancellation or expiration shall be equal to the Purchase
Price that otherwise would have been in effect at the time of the issuance of the expired

                                       6

or canceled warrants, options or other subscriptions or purchase rights, with such additional adjustments as would have been made to that Purchase Price had the expired or cancelled warrants, options or other subscriptions or purchase rights not been issued.

     For purposes of this Section 5.2, the "Net Consideration Per Share" which may be received by the Company shall be determined as follows:

          (A) The "Net Consideration Per Share" shall mean the amount equal to the total amount of consideration, if any, received by the Company for the issuance of such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities, plus the minimum amount of consideration, if any, payable to the Company upon exercise or conversion thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities were exercised, exchanged or converted.

          (B) The "Net Consideration Per Share" which may be received by the
Company shall be determined in each instance as of the date of issuance of warrants, options, subscriptions or other purchase rights, or convertible or exchangeable securities without giving effect to any possible future price adjustments or rate adjustments which may be applicable with respect to such warrants, options, subscriptions or other purchase rights or convertible securities.

     For purposes of this Section 5, if a part or all of the consideration received by the Company in connection with the issuance of shares of the Common
Stock or the issuance of any of the securities described in this Section 5 consists of property other than cash, such consideration shall be deemed to have the same value as shall be determined in good faith by the Board of Directors of the Company.

     This Section 5.2 shall not apply under any of the circumstances described in Section 5.4.

     5.3. Extraordinary Events. In the event that the Company shall (i) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock, or (iii) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Purchase
Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any

                                       7

successive event or events described herein in this Section 5.3. The holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive that number of shares of Common Stock determined by multiplying the number of shares of Common Stock which would otherwise (but for the provisions of this Section 5.3) be issuable on such exercise by a fraction of which (i) the numerator is the Purchase Price which would otherwise (but for the provisions of this Section 5.3) be in effect, and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

     5.4. Excluded Shares. Section 5.1 shall not apply to the (i) issuance of shares of Common Stock, or options therefor, to directors, officers, employees, advisors and consultants of the Company pursuant to any stock option, stock purchase, stock ownership or compensation plan approved by the compensation committee of the Company's Board of Directors, (ii) issuance of shares of Common
Stock upon the exercise of the warrants to purchase shares of Common Stock issued pursuant to the offering of Convertible Notes made by the Company pursuant to the Confidential Private Placement Memorandum dated May 17, 1995 and
(iii) the issuance of shares pursuant to the exercise of the warrants issued by the Company dated October 31, 2000.

     5.5 Other Adjustment. In case any event shall occur as to which the provisions of Sections 3, 4 or 5 are not strictly applicable, but the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles of Sections
3, 4 and 5, then, in each such case, the Company shall determine the adjustment, if any, on a basis consistent with the essential intent and principles established in Sections 3, 4 and 5 hereof necessary to preserve without dilution the purchase rights represented by the Warrant.

6. No Dilution or Impairment. The Company will not, by amendment of its
Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the
Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of all Warrants from time to time outstanding, and (c) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and will be bound by all the terms of the Warrants.

                                       8

7. Accountants' Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock issuable on the exercise of the
Warrants, the Company at its expense will promptly cause its Treasurer or Chief
Financial Officer or, if the holder of a Warrant so requests, independent certified public accountants selected by the Company to compute such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant.
The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a
Warrant, furnish to such holder a like certificate setting forth the Purchase
Price at the time in effect and showing how it was calculated.

8. Notices of Record Date, etc. In the event of

          (a) any taking by the Company of a record of the holders of any class or securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the
Company with or into any other person, or

          (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

          (d) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of any warrants),

          then and in each such event the Company will mail or cause to be mailed to each

                                       9

registered holder of a Warrant a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least 20 days prior to the date specified in such notice on which any such action is to be taken.

9. Reservation of Stock, etc., Issuable on Exercise of Warrants. The Company
will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock from time to time issuable on the exercise of the Warrants represented by this certificate.

10. Exchange of Warrants. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or warrants of like tenor, in the name of such holder or as such holder (upon payment by such holder of any applicable transfer taxes and, if requested by the Company, demonstration by such holder of compliance with applicable securities laws) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common
Stock called for on the face or faces of the Warrant or Warrants so surrendered.

11. Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

12. Warrant Agent. The Company hereby appoints American Registrar and Transfer
Company, with offices in Salt Lake City, Utah, as its agent for the purpose of issuing Common Stock on the exercise of the Warrants pursuant to Section 1, exchanging Warrants pursuant to Section 10, and replacing Warrants pursuant to
Section 11, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.
The Company may change such agent and designate a new agent in the United States for the above-described purposes by written notice to each holder of a Warrant.

                                       10

13. Remedies. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that a holder of this Warrant may suffer irreparable harm and that such terms may be specifically enforced by a decree by a court of competent jurisdiction for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14. Negotiability. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

     (a) subject to compliance with all applicable securities laws, title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery;

     (b) any person in possession of this Warrant properly endorsed is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby; and

     (c) until this Warrant is transferred on the books of the Company, the
Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

15. Registration Rights. Upon exercise of this Warrant, the shares of Common
Stock issued pursuant hereto shall be subject to, and the purchaser of such shares shall be entitled to and bound by all of the rights and obligations set forth in that certain Registration Rights Agreement dated on or about the date hereof among the Company and certain purchasers of shares of Common Stock as set forth in such agreement.

15. Notices. All notices or other communications required or permitted to be given pursuant to this Warrant shall be in writing and shall be considered as duly given on (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service or by facsimile or (b) three days after mailing if mailed from within and to the continental United States by registered or certified mail, return receipt requested to the party entitled to receive the same, if to the Company, Global Gold Corporation, 104 Field Point Road,
Greenwich, CT 06830,

                                       11

and if to the holder of a Warrant, at the address of such holder shown on the books of the Company. Any party may change his or its address by giving notice to the other party stating his or its new address. Commencing on the 10th day after the giving of such notice, such newly designated address shall be such party's address for the purpose of all notices or other communications required or permitted to be given pursuant to this Warrant.

16. Governing Law. This Warrant and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles of such State or of any other jurisdiction that would result in the application of the laws of a jurisdiction other than such State. All parties hereto (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted only in a federal or state court in the City of New York in the State of New
York in the United States of America and applicable appellate courts therefrom
(ii) waive any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding, and (iii) irrevocably submit to the jurisdiction of such federal or state court in the City of New York in the State of New York in any such suit, action or proceeding, but such consent shall not constitute a general appearance or be available to any other person who is not a party to this Warrant. All parties hereto agree that the mailing of any process in any suit, action or proceeding in accordance with the notice provisions of this Warrant shall constitute personal service thereof.

17. Entire Agreement; Waiver of Breach. This Warrant constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof, and it may not be modified or amended in any manner other than as provided herein; and no waiver of any breach or condition of this Warrant shall be deemed to have occurred unless such waiver is in writing, signed by the party against whom enforcement is sought, and no waiver shall be claimed to be a waiver of any subsequent breach or condition of a like or different nature.

18. Severability. If any provision of this Warrant shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Warrant, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

19. Amendment. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

20. Expiration. The right to exercise this Warrant shall expire at 5:30 P.M.,
Eastern Standard Time, on December 1, 2006.

                                       12

21. Restrictions on Transferability; Restrictive Legend. The holder acknowledges that the shares of Common Stock issuable upon exercise of this Warrant are subject to restrictions under applicable Federal and state securities laws. Each certificate representing shares of Common Stock issued shall, upon the exercise of this Warrant, bear the following legend in addition to such other restrictive legends as may be required by law:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws, and no sale or transfer thereof may be effected without an effective registration statement or an opinion of counsel for the holder, satisfactory to the company, that such registration is not required under the act and any applicable state securities laws."

Dated:   November 4, 2004

                                     Global Gold Corporation

                                     By: /s/ Drury J. Gallagher
                                        -------------------------------------
                                             Drury J. Gallagher, Chairman

                                       13

                                    [FORM OF]
                           ELECTION TO PURCHASE SHARES

To:      Global Gold Corporation

         The undersigned hereby irrevocably elects to exercise the Warrant to purchase ____ shares of Common Stock, par value $.001 per share ("Common
Stock"), of Global Gold Corporation and hereby [MAKES PAYMENT OF $________
THEREFOR [OR] [MAKES PAYMENT THEREFOR BY REDUCTION PURSUANT TO SECTION
1.1(b)(ii) OF THE WARRANT OF THE NUMBER OF SHARES OF COMMON STOCK OTHERWISE
ISSUABLE TO THE HOLDER UPON WARRANT EXERCISE BY _____ SHARES] [OR] [MAKES
PAYMENT THEREFOR BY DELIVERY OF THE FOLLOWING COMMON STOCK CERTIFICATES OF THE
COMPANY (PROPERLY ENDORSED FOR TRANSFER IN BLANK) FOR CANCELLATION BY THE
COMPANY PURSUANT TO SECTION 1.1(b)(iii) OF THE WARRANT, CERTIFICATES OF WHICH
ARE ATTACHED HERETO FOR CANCELLATION [LIST CERTIFICATES BY NUMBER AND AMOUNT]].
The undersigned hereby requests that certificates for such shares be issued and delivered as follows: ISSUE TO:

                                     (NAME)

                          (ADDRESS, INCLUDING ZIP CODE)

                  (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)

DELIVER
TO:

                                     (NAME)

                          (ADDRESS, INCLUDING ZIP CODE)

         If the number of shares of Common Stock purchased (and/or reduced)
hereby is less than the number of shares of Common Stock covered by the Warrant, the undersigned requests that a new Warrant representing the number of shares of
Common Stock not so purchased (or reduced) be issued and delivered as follows:

ISSUE
TO:
                                (NAME OF HOLDER)

                          (ADDRESS, INCLUDING ZIP CODE)

                                       17

DELIVER
TO:
                                (NAME OF HOLDER)

                          (ADDRESS, INCLUDING ZIP CODE)

Dated: _________________________

                                                [NAME OF HOLDER]

                                                By
                                                     Name:
                                                     Title:

                                                  (Signature)

                                       (Signature must conform to name of holder
                                       as specified on the face of the Warrant)

                                                (Print Name)

                                                (Street Address)

                                                (City, State and Zip Code)

                                                (Person's Social Security Number
                                                or Tax Identification Number)

                                       17

                               FORM OF ASSIGNMENT

(To be signed only on transfer of warrant)

                  For value received, the undersigned hereby sells, assigns, and transfers unto _________________________________ the right represented by the within Warrant to purchase shares of Common Stock of Global Gold Corporation to which the within Warrant relates, and appoints ____________________________as its attorney to transfer such right on the books of Global Gold Corporation with full power of substitution in the premises.

Dated:    ________________

                                           (Signature)

                                  (Signature must conform to name of holder as
                                  specified on the face of the Warrant)

                                     (Print Name)

                                     (Street Address)

                                     (City, State and Zip Code)

                                     (Person's Social Security Number
                                     or Tax Identification Number)

Signed in the presence of:

                                       17

                                                                       EXHIBIT E

         THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON
ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NO SALE OR TRANSFER
THEREOF MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT OR AN
OPINION OF COUNSEL FOR THE HOLDER, SATISFACTORY TO THE COMPANY, THAT SUCH
REGISTRATION IS NOT REQUIRED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES
LAWS.

No. U-4                                Right to Purchase up to 750,000 Shares of
                                       Common Stock of Global Gold Corporation

                             Global Gold Corporation

                          Common Stock Purchase Warrant

         Global Gold Corporation a Delaware corporation (the "Company"), hereby certifies that, for value received, Firebird Republics Fund , Ltd., a Cayman
Islands corporation with offices at c/o Trident Trust Co. (Cayman) Ltd.
("Firebird Republics"), or registered permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time before 5:30 P.M., Eastern Standard Time, on December 1, 2006, up to
Seven Hundred Fifty Thousand (750,000) fully paid and nonassessable shares of
Common Stock, $.001 par value, of the Company, at a purchase price per share of
Seventy Five Cents ($0.75) (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein.

         As used herein the following terms, unless the context otherwise requires have the following respective meanings:

         (a)      The term "Company" shall include Global Gold Corporation and any corporation which shall succeed or assume the obligations of the Company hereunder.

         (b)      The term "Common Stock" includes the Company's Common Stock,
                  $.001 par value per share, as authorized on the date of this
                  Warrant and any other securities

                                       1

                  into which or for which any of such Common Stock may be
                  converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

1.   Exercise of Warrant.

     1.1. Manner of Exercise: Payment of the Purchase Price.

          (a) This Warrant may be exercised by the holder hereof, in whole or in part, at any time or from time to time prior to the expiration date, by surrendering to the Company at its principal office this Warrant, with the form of Election to Purchase Shares attached hereto (or a reasonable facsimile thereof) duly executed by the holder and accompanied by payment of the purchase price for the number of shares of Common Stock specified in such form.

          (b) Payment of the purchase price may be made as follows (or by any combination of the following): (i) in United States currency by cash or delivery of a certified check or bank draft payable to the order of the Company or by wire transfer to the Company, (ii) by cancellation of such number of the shares of Common Stock otherwise issuable to the holder upon such exercise as shall be specified in such Election to Purchase Shares, such that the excess of the aggregate Current Market Price of such specified number of shares on the date of exercise over the portion of the purchase price attributable to such shares shall equal the purchase price attributable to the shares of Common Stock to be issued upon such exercise, in which case such amount shall be deemed to have been paid to the Company and the number of shares issuable upon such exercise shall be reduced by such specified number, or (iii) by surrender to the Company for cancellation certificates representing shares of Common Stock of the Company owned by the holder (properly endorsed for transfer in blank) having a Current
Market Price on the date of Warrant exercise equal to the purchase price.

     1.2. When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the business day on which this Warrant shall have been surrendered to, and the purchase price shall have been received by, the Company as provided in Section 1.1, and at such time the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such exercise and shall be deemed to have become the holder or holders of record thereof for all purposes.

     1.3 Definitions. As used herein, unless the context otherwise requires, the following terms shall have the meanings as set forth below:

          (a) "Current Market Price" shall mean, on any date specified herein, the

                                       2

average of the daily Market Price during the 10 consecutive trading days commencing 15 trading days before such date, except that, if on any such date the shares of Common Stock are not listed or admitted for trading on any national securities exchange or quoted in the over-the-counter market, the
Current Market Price shall be the Market Price on such date.

          (b) "Market Price" shall mean, on any date specified herein, the amount per (a) share of the Common Stock, equal to (a) the last reported sale price of such Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices thereof, regular way, on such date, in either case as officially reported on the principal national securities exchange on which such Common Stock is then listed or admitted for trading, or (b) if such Common Stock is not then listed or admitted for trading on any national securities exchange but is designated as a national market system security by the NASD, the last reported trading price of the Common Stock on such date, or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the closing bid and asked prices of the Common Stock on such date as shown by the
NASD automated quotation system, or (d) if such Common Stock is not then listed or admitted for trading on any national exchange or quoted in the over-the-counter market, the fair value thereof (as of a date which is within 20 days of the date as of which the determination is to be made) determined in good faith by the Board of Directors of the Company.

     1.4. Trustee for Warrantholders. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to
Section 4.2, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 12 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

2. Delivery of Stock Certificates. etc. on Exercise. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 2 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes and, if requested by the Company, demonstration by such holder of compliance with applicable securities laws) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then Current Market
Price of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 1 or otherwise.

                                       3

3. Adjustment for Dividends in Other Stock, Property, etc.; Reclassification,
etc. In case at any time or from time to time, the holders of Common Stock shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

         (a)      other or additional stock or other securities or property
                  (other than cash) by way of dividend, or

         (b)      any cash (excluding cash dividends payable solely out of
                  earnings or earned surplus of the Company), or

         (c)      other or additional stock or other securities or property
                  (including cash) by way of spin-off, split-up,
                  reclassification, recapitalization, combination of shares or similar corporate rearrangement,

other than additional shares of Common Stock issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5.3), then and in each such case the holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) of this Section 3) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by
Sections 4 and 5.

4.   Adjustment for Reorganization, Consolidation, Merger, etc.

     4.1 Reorganization. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person or other similar event shall be effected, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section
1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such asset sale or other event as the case may be, shall receive, in lieu of the Common Stock issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such asset sale or other event, as the case may be, if such holder had so exercised this Warrant immediately prior thereto, all subject to further adjustment thereafter as provided in Sections 3 and 5.

                                       4

     4.2 Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the
Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this Section 4 to a bank or trust company having its principal office in New York, New York, as trustee for the holder or holders of the Warrants.

     4.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this
Section 4, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

5.   Adjustment for Issue or Sale of Common Stock at Less Than The Purchase
     Price in Effect; Other Adjustment.

     5.1 General. If the Company shall, at any time or from time to time, issue any additional shares of Common Stock (other than shares of Common Stock excepted from the provisions of this Section 5 by Section 5.4) without consideration or for a Net Consideration Per Share less than the Purchase Price in effect immediately prior to such issuance, then, and in each such case:

          (a) the Purchase Price shall be lowered to an amount determined by multiplying such Purchase Price then in effect by a fraction:

              (1) the numerator of which shall be (a) the number of shares of
Common Stock outstanding (excluding treasury shares, but including for this purpose shares of Common Stock issuable upon the exercise of any warrants)
immediately prior to the issuance of such additional shares of Common Stock, plus (b) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued would purchase at the Purchase Price in effect immediately prior to such issuance, and

              (2) the denominator of which shall be (a) the number of shares of
Common Stock outstanding (excluding treasury shares, but including for this purpose shares of Common Stock issuable upon the exercise of the any warrants)
immediately prior to the issuance

                                       5

of such additional shares of Common Stock, plus (b) the number of such additional shares of Common Stock so issued; and

          (b) the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive the number of shares of
Common Stock determined by multiplying the number of shares of Common Stock which would otherwise (but for the provisions of this Section 5.1) be issuable on such exercise by the fraction of which (i) the numerator is the Purchase
Price which would otherwise (but for the provisions of this Section 5. 1) be in effect, and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

     5.2  Definitions, etc. For purposes of this Section 5 and Section 7:

     The issuance of any warrants, options or other subscription or purchase rights with respect to shares of Common Stock and the issuance of any securities convertible into or exchangeable for shares of Common Stock (or the issuance of any warrants, options or any rights with respect to such convertible or exchangeable securities) shall be deemed an issuance at such time of such Common
Stock if the Net Consideration Per Share which may be received by the Company for such Common Stock (as hereinafter determined) shall be less than the
Purchase Price at the time of such issuance and, except as hereinafter provided, an adjustment in the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made upon each such issuance in the manner provided in Section 5.1. Any obligation, agreement or undertaking to issue warrants, options, or other subscription or purchase rights at any time in the future shall be deemed to be an issuance at the time such obligation, agreement or undertaking is made or arises. No adjustment of the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made under Section 5.1 upon the issuance of any shares of Common Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if any adjustment shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) as above provided. Any adjustment of the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant with respect to this Section 5.2 which relates to warrants, options or other subscription or purchase rights with respect to shares of Common Stock shall be disregarded if, as, and to the extent that such warrants, options or other subscription or purchase rights expire or are canceled without being exercised, so that the Purchase Price effective immediately upon such cancellation or expiration shall be equal to the Purchase
Price that otherwise would have been in effect at the time of the issuance of the expired or canceled warrants, options or other subscriptions or purchase rights, with such additional adjustments as would have been made to that
Purchase Price had the expired or cancelled warrants, options or other subscriptions or purchase rights not been issued.

                                       6

     For purposes of this Section 5.2, the "Net Consideration Per Share" which may be received by the Company shall be determined as follows:

          (A) The "Net Consideration Per Share" shall mean the amount equal to the total amount of consideration, if any, received by the Company for the issuance of such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities, plus the minimum amount of consideration, if any, payable to the Company upon exercise or conversion thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities were exercised, exchanged or converted.

          (B) The "Net Consideration Per Share" which may be received by the
Company shall be determined in each instance as of the date of issuance of warrants, options, subscriptions or other purchase rights, or convertible or exchangeable securities without giving effect to any possible future price adjustments or rate adjustments which may be applicable with respect to such warrants, options, subscriptions or other purchase rights or convertible securities.

     For purposes of this Section 5, if a part or all of the consideration received by the Company in connection with the issuance of shares of the Common
Stock or the issuance of any of the securities described in this Section 5 consists of property other than cash, such consideration shall be deemed to have the same value as shall be determined in good faith by the Board of Directors of the Company.

     This Section 5.2 shall not apply under any of the circumstances described in Section 5.4.

     5.3. Extraordinary Events. In the event that the Company shall (i) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock, or (iii) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Purchase
Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 5.3. The holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive that number of

                                       7

shares of Common Stock determined by multiplying the number of shares of Common
Stock which would otherwise (but for the provisions of this Section 5.3) be issuable on such exercise by a fraction of which (i) the numerator is the
Purchase Price which would otherwise (but for the provisions of this Section
5.3) be in effect, and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

     5.4. Excluded Shares. Section 5.1 shall not apply to the (i) issuance of shares of Common Stock, or options therefor, to directors, officers, employees, advisors and consultants of the Company pursuant to any stock option, stock purchase, stock ownership or compensation plan approved by the compensation committee of the Company's Board of Directors, (ii) issuance of shares of Common
Stock upon the exercise of the warrants to purchase shares of Common Stock issued pursuant to the offering of Convertible Notes made by the Company pursuant to the Confidential Private Placement Memorandum dated May 17, 1995 and
(iii) the issuance of shares pursuant to the exercise of the warrants issued by the Company dated October 31, 2000.

     5.5 Other Adjustment. In case any event shall occur as to which the provisions of Sections 3, 4 or 5 are not strictly applicable, but the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles of Sections
3, 4 and 5, then, in each such case, the Company shall determine the adjustment, if any, on a basis consistent with the essential intent and principles established in Sections 3, 4 and 5 hereof necessary to preserve without dilution the purchase rights represented by the Warrant.

6. No Dilution or Impairment. The Company will not, by amendment of its
Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the
Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of all Warrants from time to time outstanding, and (c) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and will be bound by all the terms of the Warrants.

                                       8

7. Accountants' Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock issuable on the exercise of the
Warrants, the Company at its expense will promptly cause its Treasurer or Chief
Financial Officer or, if the holder of a Warrant so requests, independent certified public accountants selected by the Company to compute such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant.
The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a
Warrant, furnish to such holder a like certificate setting forth the Purchase
Price at the time in effect and showing how it was calculated.

8. Notices of Record Date, etc. In the event of

          (a) any taking by the Company of a record of the holders of any class or securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the
Company with or into any other person, or

          (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

          (d) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of any warrants),

          then and in each such event the Company will mail or cause to be mailed to each registered holder of a Warrant a notice specifying (i) the date on which any such record is to be

                                       9

taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common
Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least 20 days prior to the date specified in such notice on which any such action is to be taken.

9. Reservation of Stock, etc., Issuable on Exercise of Warrants. The Company
will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock from time to time issuable on the exercise of the Warrants represented by this certificate.

10. Exchange of Warrants. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or warrants of like tenor, in the name of such holder or as such holder (upon payment by such holder of any applicable transfer taxes and, if requested by the Company, demonstration by such holder of compliance with applicable securities laws) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common
Stock called for on the face or faces of the Warrant or Warrants so surrendered.

11. Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

12. Warrant Agent. The Company hereby appoints American Registrar and Transfer
Company, with offices in Salt Lake City, Utah, as its agent for the purpose of issuing Common Stock on the exercise of the Warrants pursuant to Section 1, exchanging Warrants pursuant to Section 10, and replacing Warrants pursuant to
Section 11, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.
The Company may change such agent and designate a new agent in the United States for the above-described purposes by written notice to each holder of a Warrant.

                                       10

13. Remedies. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that a holder of this Warrant may suffer irreparable harm and that such terms may be specifically enforced by a decree by a court of competent jurisdiction for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14. Negotiability. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

         (a) subject to compliance with all applicable securities laws, title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery;

         (b) any person in possession of this Warrant properly endorsed is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby; and

         (c) until this Warrant is transferred on the books of the Company, the
Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

15. Registration Rights. Upon exercise of this Warrant, the shares of Common
Stock issued pursuant hereto shall be subject to, and the purchaser of such shares shall be entitled to and bound by all of the rights and obligations set forth in that certain Registration Rights Agreement dated on or about the date hereof among the Company and certain purchasers of shares of Common Stock as set forth in such agreement.

15. Notices. All notices or other communications required or permitted to be given pursuant to this Warrant shall be in writing and shall be considered as duly given on (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service or by facsimile or (b) three days after mailing if mailed from within and to the continental United States by registered or certified mail, return receipt requested to the party entitled to receive the same, if to the Company, Global Gold Corporation, 104 Field Point Road,
Greenwich, CT 06830, and if to the holder of a Warrant, at the address of such holder shown on the books of the

                                       11

Company. Any party may change his or its address by giving notice to the other party stating his or its new address. Commencing on the 10th day after the giving of such notice, such newly designated address shall be such party's address for the purpose of all notices or other communications required or permitted to be given pursuant to this Warrant.

16. Governing Law. This Warrant and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles of such State or of any other jurisdiction that would result in the application of the laws of a jurisdiction other than such State. All parties hereto (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted only in a federal or state court in the City of New York in the State of New
York in the United States of America and applicable appellate courts therefrom
(ii) waive any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding, and (iii) irrevocably submit to the jurisdiction of such federal or state court in the City of New York in the State of New York in any such suit, action or proceeding, but such consent shall not constitute a general appearance or be available to any other person who is not a party to this Warrant. All parties hereto agree that the mailing of any process in any suit, action or proceeding in accordance with the notice provisions of this Warrant shall constitute personal service thereof.

17. Entire Agreement; Waiver of Breach. This Warrant constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof, and it may not be modified or amended in any manner other than as provided herein; and no waiver of any breach or condition of this Warrant shall be deemed to have occurred unless such waiver is in writing, signed by the party against whom enforcement is sought, and no waiver shall be claimed to be a waiver of any subsequent breach or condition of a like or different nature.

18. Severability. If any provision of this Warrant shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Warrant, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

19. Amendment. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

20. Expiration. The right to exercise this Warrant shall expire at 5:30 P.M.,
Eastern Standard Time, on December 1, 2006.

                                       12

21. Restrictions on Transferability; Restrictive Legend. The holder acknowledges that the shares of Common Stock issuable upon exercise of this Warrant are subject to restrictions under applicable Federal and state securities laws. Each certificate representing shares of Common Stock issued shall, upon the exercise of this Warrant, bear the following legend in addition to such other restrictive legends as may be required by law:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws, and no sale or transfer thereof may be effected without an effective registration statement or an opinion of counsel for the holder, satisfactory to the company, that such registration is not required under the act and any applicable state securities laws."

Dated: November 4, 2004

                                            Global Gold Corporation

                                            By: /s/ Drury J. Gallagher
                                               ---------------------------------
                                               Drury J. Gallagher, Chairman

                                       13

                                    [FORM OF]
                           ELECTION TO PURCHASE SHARES

To:      Global Gold Corporation

         The undersigned hereby irrevocably elects to exercise the Warrant to purchase ____ shares of Common Stock, par value $.001 per share ("Common
Stock"), of Global Gold Corporation and hereby [MAKES PAYMENT OF $________
THEREFOR [OR] [MAKES PAYMENT THEREFOR BY REDUCTION PURSUANT TO SECTION
1.1(b)(ii) OF THE WARRANT OF THE NUMBER OF SHARES OF COMMON STOCK OTHERWISE
ISSUABLE TO THE HOLDER UPON WARRANT EXERCISE BY _____ SHARES] [OR] [MAKES
PAYMENT THEREFOR BY DELIVERY OF THE FOLLOWING COMMON STOCK CERTIFICATES OF THE
COMPANY (PROPERLY ENDORSED FOR TRANSFER IN BLANK) FOR CANCELLATION BY THE
COMPANY PURSUANT TO SECTION 1.1(b)(iii) OF THE WARRANT, CERTIFICATES OF WHICH
ARE ATTACHED HERETO FOR CANCELLATION [LIST CERTIFICATES BY NUMBER AND AMOUNT]].
The undersigned hereby requests that certificates for such shares be issued and delivered as follows: ISSUE TO:

                                     (NAME)

                          (ADDRESS, INCLUDING ZIP CODE)

                  (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)

DELIVER
TO:

                                     (NAME)

                          (ADDRESS, INCLUDING ZIP CODE)

         If the number of shares of Common Stock purchased (and/or reduced)
hereby is less than the number of shares of Common Stock covered by the Warrant, the undersigned requests that a new Warrant representing the number of shares of
Common Stock not so purchased (or reduced) be issued and delivered as follows:

ISSUE TO:
                                (NAME OF HOLDER)

                          (ADDRESS, INCLUDING ZIP CODE)

                                       14

DELIVER TO:
                                (NAME OF HOLDER)

                          (ADDRESS, INCLUDING ZIP CODE)

Dated: _________________________

                                              [NAME OF HOLDER]

                                               By
                                                       Name:
                                                       Title:

                                                 (Signature)
                                     (Signature must conform to name of holder
                                     as specified on the face of the Warrant)

                                              (Print Name)

                                              (Street Address)

                                              (City, State and Zip Code)

                                              (Person's Social Security Number
                                              or Tax Identification Number)

                                       15

                               FORM OF ASSIGNMENT

(To be signed only on transfer of warrant)

                  For value received, the undersigned hereby sells, assigns, and transfers unto _________________________________ the right represented by the within Warrant to purchase shares of Common Stock of Global Gold Corporation to which the within Warrant relates, and appoints ____________________________as its attorney to transfer such right on the books of Global Gold Corporation with full power of substitution in the premises.

Dated:    ________________

                                                  (Signature)
                             (Signature must conform to name of holder as
                             specified on the face of the Warrant)

                                               (Print Name)

                                               (Street Address)

                                               (City, State and Zip Code)

                                               (Person's Social Security Number
                                               or Tax Identification Number)

Signed in the presence of:

                                       16

                                                                       EXHIBIT F

         THIS WARRANT AND THE UNDERLYING SHARES OF COMMON STOCK ISSUABLE UPON
ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NO SALE OR TRANSFER
THEREOF MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT OR AN
OPINION OF COUNSEL FOR THE HOLDER, SATISFACTORY TO THE COMPANY, THAT SUCH
REGISTRATION IS NOT REQUIRED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES
LAWS.

No. U-4                                Right to Purchase up to 750,000 Shares of
                                       Common Stock of Global Gold Corporation

                             Global Gold Corporation

                          Common Stock Purchase Warrant

     Global Gold Corporation a Delaware corporation (the "Company"), hereby certifies that, for value received, Firebird Avrora Fund , Ltd., a Cayman
Islands corporation with offices at c/o Trident Trust Co. (Cayman) Ltd.
("Firebird Avrora"), or registered permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time or from time to time before 5:30 P.M., Eastern Standard Time, on December 1, 2006, up to
Seven Hundred Fifty Thousand (750,000) fully paid and nonassessable shares of
Common Stock, $.001 par value, of the Company, at a purchase price per share of
Seventy Five Cents ($0.75) (such purchase price per share as adjusted from time to time as herein provided is referred to herein as the "Purchase Price"). The number and character of such shares of Common Stock and the Purchase Price are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires have the following respective meanings:

     (a)  The term "Company" shall include Global Gold Corporation and any corporation which shall succeed or assume the obligations of the
          Company hereunder.

     (b)  The term "Common Stock" includes the Company's Common Stock, $.001 par value per share, as authorized on the date of this Warrant and any other securities

                                       1

          into which or for which any of such Common Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

1.   Exercise of Warrant.

     1.1. Manner of Exercise: Payment of the Purchase Price.

          (a) This Warrant may be exercised by the holder hereof, in whole or in part, at any time or from time to time prior to the expiration date, by surrendering to the Company at its principal office this Warrant, with the form of Election to Purchase Shares attached hereto (or a reasonable facsimile thereof) duly executed by the holder and accompanied by payment of the purchase price for the number of shares of Common Stock specified in such form.

          (b) Payment of the purchase price may be made as follows (or by any combination of the following): (i) in United States currency by cash or delivery of a certified check or bank draft payable to the order of the Company or by wire transfer to the Company, (ii) by cancellation of such number of the shares of Common Stock otherwise issuable to the holder upon such exercise as shall be specified in such Election to Purchase Shares, such that the excess of the aggregate Current Market Price of such specified number of shares on the date of exercise over the portion of the purchase price attributable to such shares shall equal the purchase price attributable to the shares of Common Stock to be issued upon such exercise, in which case such amount shall be deemed to have been paid to the Company and the number of shares issuable upon such exercise shall be reduced by such specified number, or (iii) by surrender to the Company for cancellation certificates representing shares of Common Stock of the Company owned by the holder (properly endorsed for transfer in blank) having a Current
Market Price on the date of Warrant exercise equal to the purchase price.

     1.2. When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the business day on which this Warrant shall have been surrendered to, and the purchase price shall have been received by, the Company as provided in Section 1.1, and at such time the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such exercise and shall be deemed to have become the holder or holders of record thereof for all purposes.

     1.3 Definitions. As used herein, unless the context otherwise requires, the following terms shall have the meanings as set forth below:

          (a) "Current Market Price" shall mean, on any date specified herein, the

                                       2

average of the daily Market Price during the 10 consecutive trading days commencing 15 trading days before such date, except that, if on any such date the shares of Common Stock are not listed or admitted for trading on any national securities exchange or quoted in the over-the-counter market, the
Current Market Price shall be the Market Price on such date.

          (b) "Market Price" shall mean, on any date specified herein, the amount per (a) share of the Common Stock, equal to (a) the last reported sale price of such Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices thereof, regular way, on such date, in either case as officially reported on the principal national securities exchange on which such Common Stock is then listed or admitted for trading, or (b) if such Common Stock is not then listed or admitted for trading on any national securities exchange but is designated as a national market system security by the NASD, the last reported trading price of the Common Stock on such date, or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the closing bid and asked prices of the Common Stock on such date as shown by the
NASD automated quotation system, or (d) if such Common Stock is not then listed or admitted for trading on any national exchange or quoted in the over-the-counter market, the fair value thereof (as of a date which is within 20 days of the date as of which the determination is to be made) determined in good faith by the Board of Directors of the Company.

     1.4. Trustee for Warrantholders. In the event that a bank or trust company shall have been appointed as trustee for the holders of the Warrants pursuant to
Section 4.2, such bank or trust company shall have all the powers and duties of a warrant agent appointed pursuant to Section 12 and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

2. Delivery of Stock Certificates. etc. on Exercise. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 2 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the holder hereof, or as such holder (upon payment by such holder of any applicable transfer taxes and, if requested by the Company, demonstration by such holder of compliance with applicable securities laws) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock to which such holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the then Current Market
Price of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such holder is entitled upon such exercise pursuant to Section 1 or otherwise.

                                       3

3.   Adjustment for Dividends in Other Stock, Property, etc.; Reclassification,
etc. In case at any time or from time to time, the holders of Common Stock shall have received, or (on or after the record date fixed for the determination of shareholders eligible to receive) shall have become entitled to receive, without payment therefor,

     (a)  other or additional stock or other securities or property (other than cash) by way of dividend, or

     (b)  any cash (excluding cash dividends payable solely out of earnings or earned surplus of the Company), or

     (c)  other or additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification,
          recapitalization, combination of shares or similar corporate rearrangement,

other than additional shares of Common Stock issued as a stock dividend or in a stock-split (adjustments in respect of which are provided for in Section 5.3), then and in each such case the holder of this Warrant, on the exercise hereof as provided in Section 1, shall be entitled to receive the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) of this Section 3) which such holder would hold on the date of such exercise if on the date hereof he had been the holder of record of the number of shares of Common Stock called for on the face of this Warrant and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and all such other or additional stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) of this Section 3) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by
Sections 4 and 5.

4.   Adjustment for Reorganization, Consolidation, Merger, etc.

     4.1 Reorganization. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, or (c) transfer all or substantially all of its properties or assets to any other person or other similar event shall be effected, then, in each such case, the holder of this Warrant, on the exercise hereof as provided in Section
1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such asset sale or other event as the case may be, shall receive, in lieu of the Common Stock issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such holder would have been entitled upon such consummation or in connection with such asset sale or other event, as the case may be, if such holder had so exercised this Warrant immediately prior thereto, all subject to further adjustment thereafter as provided in Sections 3 and 5.

                                       4

     4.2 Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the
Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the holders of the Warrants after the effective date of such dissolution pursuant to this Section 4 to a bank or trust company having its principal office in New York, New York, as trustee for the holder or holders of the Warrants.

     4.3 Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this
Section 4, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 6.

5.   Adjustment for Issue or Sale of Common Stock at Less Than The Purchase
     Price in Effect; Other Adjustment.

     5.1 General. If the Company shall, at any time or from time to time, issue any additional shares of Common Stock (other than shares of Common Stock excepted from the provisions of this Section 5 by Section 5.4) without consideration or for a Net Consideration Per Share less than the Purchase Price in effect immediately prior to such issuance, then, and in each such case:

          (a) the Purchase Price shall be lowered to an amount determined by multiplying such Purchase Price then in effect by a fraction:

              (1) the numerator of which shall be (a) the number of shares of
Common Stock outstanding (excluding treasury shares, but including for this purpose shares of Common Stock issuable upon the exercise of any warrants)
immediately prior to the issuance of such additional shares of Common Stock, plus (b) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of Common Stock so issued would purchase at the Purchase Price in effect immediately prior to such issuance, and

              (2) the denominator of which shall be (a) the number of shares of
Common Stock outstanding (excluding treasury shares, but including for this purpose shares of Common Stock issuable upon the exercise of the any warrants)
immediately prior to the issuance

                                       5

of such additional shares of Common Stock, plus (b) the number of such additional shares of Common Stock so issued; and

          (b) the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive the number of shares of
Common Stock determined by multiplying the number of shares of Common Stock which would otherwise (but for the provisions of this Section 5.1) be issuable on such exercise by the fraction of which (i) the numerator is the Purchase
Price which would otherwise (but for the provisions of this Section 5. 1) be in effect, and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

     5.2  Definitions, etc. For purposes of this Section 5 and Section 7:

     The issuance of any warrants, options or other subscription or purchase rights with respect to shares of Common Stock and the issuance of any securities convertible into or exchangeable for shares of Common Stock (or the issuance of any warrants, options or any rights with respect to such convertible or exchangeable securities) shall be deemed an issuance at such time of such Common
Stock if the Net Consideration Per Share which may be received by the Company for such Common Stock (as hereinafter determined) shall be less than the
Purchase Price at the time of such issuance and, except as hereinafter provided, an adjustment in the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made upon each such issuance in the manner provided in Section 5.1. Any obligation, agreement or undertaking to issue warrants, options, or other subscription or purchase rights at any time in the future shall be deemed to be an issuance at the time such obligation, agreement or undertaking is made or arises. No adjustment of the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be made under Section 5.1 upon the issuance of any shares of Common Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if any adjustment shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible securities (or upon the issuance of any warrants, options or any rights therefor) as above provided. Any adjustment of the Purchase Price and the number of shares of Common Stock issuable upon exercise of this Warrant with respect to this Section 5.2 which relates to warrants, options or other subscription or purchase rights with respect to shares of Common Stock shall be disregarded if, as, and to the extent that such warrants, options or other subscription or purchase rights expire or are canceled without being exercised, so that the Purchase Price effective immediately upon such cancellation or expiration shall be equal to the Purchase
Price that otherwise would have been in effect at the time of the issuance of the expired or canceled warrants, options or other subscriptions or purchase rights, with such additional adjustments as would have been made to that
Purchase Price had the expired or cancelled warrants, options or other subscriptions or purchase rights not been issued.

                                       6

     For purposes of this Section 5.2, the "Net Consideration Per Share" which may be received by the Company shall be determined as follows:

          (A) The "Net Consideration Per Share" shall mean the amount equal to the total amount of consideration, if any, received by the Company for the issuance of such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities, plus the minimum amount of consideration, if any, payable to the Company upon exercise or conversion thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such warrants, options, subscriptions, or other purchase rights or convertible or exchangeable securities were exercised, exchanged or converted.

          (B) The "Net Consideration Per Share" which may be received by the
Company shall be determined in each instance as of the date of issuance of warrants, options, subscriptions or other purchase rights, or convertible or exchangeable securities without giving effect to any possible future price adjustments or rate adjustments which may be applicable with respect to such warrants, options, subscriptions or other purchase rights or convertible securities.

     For purposes of this Section 5, if a part or all of the consideration received by the Company in connection with the issuance of shares of the Common
Stock or the issuance of any of the securities described in this Section 5 consists of property other than cash, such consideration shall be deemed to have the same value as shall be determined in good faith by the Board of Directors of the Company.

     This Section 5.2 shall not apply under any of the circumstances described in Section 5.4.

     5.3. Extraordinary Events. In the event that the Company shall (i) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (ii) subdivide its outstanding shares of Common Stock, or (iii) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Purchase
Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Purchase Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Purchase Price then in effect. The Purchase Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 5.3. The holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive that number of

                                       7

shares of Common Stock determined by multiplying the number of shares of Common
Stock which would otherwise (but for the provisions of this Section 5.3) be issuable on such exercise by a fraction of which (i) the numerator is the
Purchase Price which would otherwise (but for the provisions of this Section
5.3) be in effect, and (ii) the denominator is the Purchase Price in effect on the date of such exercise.

     5.4. Excluded Shares. Section 5.1 shall not apply to the (i) issuance of shares of Common Stock, or options therefor, to directors, officers, employees, advisors and consultants of the Company pursuant to any stock option, stock purchase, stock ownership or compensation plan approved by the compensation committee of the Company's Board of Directors, (ii) issuance of shares of Common
Stock upon the exercise of the warrants to purchase shares of Common Stock issued pursuant to the offering of Convertible Notes made by the Company pursuant to the Confidential Private Placement Memorandum dated May 17, 1995 and
(iii) the issuance of shares pursuant to the exercise of the warrants issued by the Company dated October 31, 2000.

     5.5 Other Adjustment. In case any event shall occur as to which the provisions of Sections 3, 4 or 5 are not strictly applicable, but the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles of Sections
3, 4 and 5, then, in each such case, the Company shall determine the adjustment, if any, on a basis consistent with the essential intent and principles established in Sections 3, 4 and 5 hereof necessary to preserve without dilution the purchase rights represented by the Warrant.

6. No Dilution or Impairment. The Company will not, by amendment of its
Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the
Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of stock receivable on the exercise of the Warrants above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock on the exercise of all Warrants from time to time outstanding, and (c) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and will be bound by all the terms of the Warrants.

                                       8

7. Accountants' Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock issuable on the exercise of the
Warrants, the Company at its expense will promptly cause its Treasurer or Chief
Financial Officer or, if the holder of a Warrant so requests, independent certified public accountants selected by the Company to compute such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock outstanding or deemed to be outstanding, and (c) the Purchase Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such issue or sale and as adjusted and readjusted as provided in this Warrant.
The Company will forthwith mail a copy of each such certificate to each holder of a Warrant, and will, on the written request at any time of any holder of a
Warrant, furnish to such holder a like certificate setting forth the Purchase
Price at the time in effect and showing how it was calculated.

8. Notices of Record Date, etc. In the event of

          (a) any taking by the Company of a record of the holders of any class or securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the
Company with or into any other person, or

          (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

          (d) any proposed issue or grant by the Company of any shares of stock of any class or any other securities, or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities (other than the issue of Common Stock on the exercise of any warrants),

          then and in each such event the Company will mail or cause to be mailed to each registered holder of a Warrant a notice specifying (i) the date on which any such record is to be

                                       9

taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common
Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to whom such proposed issue or grant is to be offered or made. Such notice shall be mailed at least 20 days prior to the date specified in such notice on which any such action is to be taken.

9. Reservation of Stock, etc., Issuable on Exercise of Warrants. The Company
will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrants, all shares of Common Stock from time to time issuable on the exercise of the Warrants represented by this certificate.

10. Exchange of Warrants. On surrender for exchange of any Warrant, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant or warrants of like tenor, in the name of such holder or as such holder (upon payment by such holder of any applicable transfer taxes and, if requested by the Company, demonstration by such holder of compliance with applicable securities laws) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common
Stock called for on the face or faces of the Warrant or Warrants so surrendered.

11. Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction of any Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

12. Warrant Agent. The Company hereby appoints American Registrar and Transfer
Company, with offices in Salt Lake City, Utah, as its agent for the purpose of issuing Common Stock on the exercise of the Warrants pursuant to Section 1, exchanging Warrants pursuant to Section 10, and replacing Warrants pursuant to
Section 11, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.
The Company may change such agent and designate a new agent in the United States for the above-described purposes by written notice to each holder of a Warrant.

                                       10

13. Remedies. The Company stipulates that the remedies at law of the holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that a holder of this Warrant may suffer irreparable harm and that such terms may be specifically enforced by a decree by a court of competent jurisdiction for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14. Negotiability. This Warrant is issued upon the following terms, to all of which each holder or owner hereof by the taking hereof consents and agrees:

         (a) subject to compliance with all applicable securities laws, title to this Warrant may be transferred by endorsement (by the holder hereof executing the form of assignment at the end hereof) and delivery in the same manner as in the case of a negotiable instrument transferable by endorsement and delivery;

         (b) any person in possession of this Warrant properly endorsed is authorized to represent himself as absolute owner hereof and is empowered to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior taker or owner waives and renounces all of his equities or rights in this Warrant in favor of each such bona fide purchaser, and each such bona fide purchaser shall acquire absolute title hereto and to all rights represented hereby; and

         (c) until this Warrant is transferred on the books of the Company, the
Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

15. Registration Rights. Upon exercise of this Warrant, the shares of Common
Stock issued pursuant hereto shall be subject to, and the purchaser of such shares shall be entitled to and bound by all of the rights and obligations set forth in that certain Registration Rights Agreement dated on or about the date hereof among the Company and certain purchasers of shares of Common Stock as set forth in such agreement.

15. Notices. All notices or other communications required or permitted to be given pursuant to this Warrant shall be in writing and shall be considered as duly given on (a) the date of delivery, if delivered in person, by nationally recognized overnight delivery service or by facsimile or (b) three days after mailing if mailed from within and to the continental United States by registered or certified mail, return receipt requested to the party entitled to receive the same, if to the Company, Global Gold Corporation, 104 Field Point Road,
Greenwich, CT 06830, and if to the holder of a Warrant, at the address of such holder shown on the books of the

                                       11

Company. Any party may change his or its address by giving notice to the other party stating his or its new address. Commencing on the 10th day after the giving of such notice, such newly designated address shall be such party's address for the purpose of all notices or other communications required or permitted to be given pursuant to this Warrant.

16. Governing Law. This Warrant and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles of such State or of any other jurisdiction that would result in the application of the laws of a jurisdiction other than such State. All parties hereto (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted only in a federal or state court in the City of New York in the State of New
York in the United States of America and applicable appellate courts therefrom
(ii) waive any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding, and (iii) irrevocably submit to the jurisdiction of such federal or state court in the City of New York in the State of New York in any such suit, action or proceeding, but such consent shall not constitute a general appearance or be available to any other person who is not a party to this Warrant. All parties hereto agree that the mailing of any process in any suit, action or proceeding in accordance with the notice provisions of this Warrant shall constitute personal service thereof.

17. Entire Agreement; Waiver of Breach. This Warrant constitutes the entire agreement among the parties and supersedes any prior agreement or understanding among them with respect to the subject matter hereof, and it may not be modified or amended in any manner other than as provided herein; and no waiver of any breach or condition of this Warrant shall be deemed to have occurred unless such waiver is in writing, signed by the party against whom enforcement is sought, and no waiver shall be claimed to be a waiver of any subsequent breach or condition of a like or different nature.

18. Severability. If any provision of this Warrant shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Warrant, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

19. Amendment. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

20. Expiration. The right to exercise this Warrant shall expire at 5:30 P.M.,
Eastern Standard Time, on December 1, 2006.

                                       12

21. Restrictions on Transferability; Restrictive Legend. The holder acknowledges that the shares of Common Stock issuable upon exercise of this Warrant are subject to restrictions under applicable Federal and state securities laws. Each certificate representing shares of Common Stock issued shall, upon the exercise of this Warrant, bear the following legend in addition to such other restrictive legends as may be required by law:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws, and no sale or transfer thereof may be effected without an effective registration statement or an opinion of counsel for the holder, satisfactory to the company, that such registration is not required under the act and any applicable state securities laws."

Dated: November 4, 2004

                                              Global Gold Corporation

                                              By: /s/ Drury J. Gallagher
                                                 ------------------------------
                                                 Drury J. Gallagher, Chairman

                                       13

                                    [FORM OF]
                           ELECTION TO PURCHASE SHARES

To:      Global Gold Corporation

         The undersigned hereby irrevocably elects to exercise the Warrant to purchase ____ shares of Common Stock, par value $.001 per share ("Common
Stock"), of Global Gold Corporation and hereby [MAKES PAYMENT OF $________
THEREFOR [OR] [MAKES PAYMENT THEREFOR BY REDUCTION PURSUANT TO SECTION
1.1(b)(ii) OF THE WARRANT OF THE NUMBER OF SHARES OF COMMON STOCK OTHERWISE
ISSUABLE TO THE HOLDER UPON WARRANT EXERCISE BY _____ SHARES] [OR] [MAKES
PAYMENT THEREFOR BY DELIVERY OF THE FOLLOWING COMMON STOCK CERTIFICATES OF THE
COMPANY (PROPERLY ENDORSED FOR TRANSFER IN BLANK) FOR CANCELLATION BY THE
COMPANY PURSUANT TO SECTION 1.1(b)(iii) OF THE WARRANT, CERTIFICATES OF WHICH
ARE ATTACHED HERETO FOR CANCELLATION [LIST CERTIFICATES BY NUMBER AND AMOUNT]].
The undersigned hereby requests that certificates for such shares be issued and delivered as follows: ISSUE TO:

                                     (NAME)

                          (ADDRESS, INCLUDING ZIP CODE)

                  (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)

DELIVER TO:

                                     (NAME)

                          (ADDRESS, INCLUDING ZIP CODE)

         If the number of shares of Common Stock purchased (and/or reduced)
hereby is less than the number of shares of Common Stock covered by the Warrant, the undersigned requests that a new Warrant representing the number of shares of
Common Stock not so purchased (or reduced) be issued and delivered as follows:

ISSUE TO:
                                (NAME OF HOLDER)

                          (ADDRESS, INCLUDING ZIP CODE)

                                       14

DELIVER
TO:
                                (NAME OF HOLDER)

                          (ADDRESS, INCLUDING ZIP CODE)

Dated: _________________________

                                                [NAME OF HOLDER]

                                                By
                                                         Name:
                                                         Title:

                                                  (Signature)

                                       (Signature must conform to name of holder
                                       as specified on the face of the Warrant)

                                                (Print Name)

                                                (Street Address)

                                                (City, State and Zip Code)

                                                (Person's Social Security Number
                                                or Tax Identification Number)

                                       15

                               FORM OF ASSIGNMENT

(To be signed only on transfer of warrant)

                  For value received, the undersigned hereby sells, assigns, and transfers unto _________________________________ the right represented by the within Warrant to purchase shares of Common Stock of Global Gold Corporation to which the within Warrant relates, and appoints ____________________________as its attorney to transfer such right on the books of Global Gold Corporation with full power of substitution in the premises.

Dated: ________________

                                     (Signature)
                            (Signature must conform to name of holder as
                            specified on the face of the Warrant)

                                              (Print Name)

                                              (Street Address)

                                              (City, State and Zip Code)

                                              (Person's Social Security Number
                                              or Tax Identification Number)

Signed in the presence of:

                                       16